FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2014	3

FINANCIAL HIGHLIGHTS

•	The Company met its operating guidance for 2014.

•	Commercial momentum picked-up in 2014, with a focus on high-value services.

•	Strong year-on-year access growth in pay TV (1.5 times organic), mobile contract (+11%), smartphone (+39%) and fibre (2.1 times).

•	Average revenue per access grew 0.3% vs. 2013 in organic terms (+2.6% year-on-year in the fourth quarter).

•	Revenue growth acceleration in the fourth quarter (+5.0% year-on-year organic) in nearly all countries.

•	Improved data monetisation, with strong mobile data revenue growth in the quarter (+10.6% year-on-year), driven by non-SMS data revenues (+22.8%).

•	T. Hispanoamérica (+18.2% year-on-year organic) remained the main growth driver in the quarter.

•	In 2014, revenues stood at 50,377 million euros (+2.6% year-on-year organic).

•	Robust profitability; return to organic OIBDA growth in 2014.

•	In January-December, OIBDA totalled 15,515 million euros (+0.2% year-on-year in organic terms) and the year-on-year margin decline was limited to 0.8 percentage points.

•	Fourth-quarter OIBDA (3,190 million euros) was significantly affected by non-recurrent effects with a net negative impact of 1,379 million euros, mainly related to the adoption of the exchange rate set at SICAD II in Venezuela and a provision for restructuring costs.

•	CapEx growth in 2014 (+16.9% year-on-year organic) aimed at accelerating network modernisation and differentiation and growing the customer base.

•	Free cash flow generation amounted to 3,817 million euros in 2014 and to 4,748 million euros excluding spectrum investment.

•	Free cash flow per share stood at 0.83 euros in 2014. The Company paid a scrip dividend of 0.35 euros per share in December (84.2% take-up) and will pay the remaining 0.40 euros per share in cash in the second quarter of 2015, translated into a cash dividend pay-out of just 55% of FCF per share.

•	Significant improvement in financial position, following the recently announced transactions.

•	Net financial debt declined by 294 million euros over the last twelve months to 45,087 million euros, impacted by the adoption of the exchange rate set at SICAD II in Venezuela, which increased debt by 1,231 million euros.

•	Debt would stand at 31,705 million euros and the debt ratio (net financial debt over OIBDA) at 2.15 times, after the closing of the proposed sale of O2 UK and the FX change in Venezuela.

•	Net income stood at 3,001 million euros in 2014 (4,462 million euros underlying) and basic earnings per share amounted to 0.62 euros (0.93 euros underlying).

•	Net income in the fourth quarter was affected by non-recurrent impacts including the adoption of the exchange rate set at SICAD II in Venezuela (-399 million euros), the provision for restructuring costs (-405 million euros) and the value adjustment of Telco, S.p.A (-257 million euros).

•	Active role in the consolidation of key markets (Brazil, Spain and Germany), strengthening our competitive position and improving local scale.

•	Telefónica España’s results in 2014 marked a turning point for the Company, improving its competitive position and its commercial offer differentiation. The Company was leader in the pay TV market with 1.9 million customers (x3 year-on-year) and had over 1.3 million fibre customers (>x2 year-on-year) while the mobile contract customer base posted positive net additions in the year for the first time since 2011. Thus, a gradual revenue recovery trend was confirmed in the fourth quarter (-4.9% year-on-year; +1.7 percentage points quarter-on-quarter), driven by service revenues, while OIBDA also improved in organic terms (-7.8% year-on-year in the fourth quarter; -14.4% in the third).

•	In Brazil, the Company strengthened its leadership in the contract segment by capturing in the quarter over half of new accesses in the market, accelerated the rollout of fibre to reach 4.1 million premises passed, and posted a 20% year-on-year growth in pay TV customers. Revenues stood at 11,231 million euros in 2014 (+0.5% year-on-year organic) and OIBDA (3,543 million euros) again rose (+0.9% year-on-year organic) despite the negative impact of regulation. In addition, the acquisition of GVT (subject to final approval by the regulatory authorities) will consolidate Telefónica Brasil as an integrated operator with nationwide coverage.

•	In Germany, the fourth quarter of 2014 represents the starting point for the new Telefónica Deutschland, with the integration of E-Plus from 1 October. The new Company is the market leader in terms of mobile accesses (42.1 million at December), after recording high commercial activity in the mobile contract segment. Revenues stabilised in the fourth quarter, with solid progress in data monetisation mainly driven by higher LTE coverage (62% at December) and demand for LTE handsets.

•	Telefónica announces its operating and financial guidance[1] for 2015 and ambition for 2016.

Base 2014	Operating Guidance 2015 & Ambition 2016	Guidance 2015E	Ambition 2016E
42,853	Revenues	>7%	>5% CAGR 2014-16E
32.6%	OIBDA Margin	Limited margin erosion around 1 p.p. (to allow for commercial flexibility if needed)	Stabilising in 2016
16.7%	CapEx / Sales	Around 17%	Around 17% (-2 p.p. 2017E vs. 2016E)

	Financial Guidance 2015 & Ambition 2016	Guidance 2015E	Ambition 2016E
	Net Financial Debt / OIBDA	<2.35x	<2.35x

[1] Operating guidance 2015 and ambition 2016 criteria:

2014 adjusted bases:

✓ Exclude:

• T. UK results from January-December 2014.

• T. Venezuela results from January-December 2014.

• OIBDA excludes additionally tower sales and the provision for restructuring costs.

• CapEx excludes additionally spectrum acquisition, Real Estate Efficiency Plan and the investment in Telefónica’s Headquarter in Barcelona.

✓ Include:

• E-Plus results consolidated in T. Deutschland results since the fourth quarter of 2014.

• T. Ireland results from January-June 2014.

2015E guidance and 2016E ambition:

✓ Assume constant exchange rates as of 2014 (average FX in 2014).

✓ Exclude:

• T. UK results.

• T. Venezuela results.

•     OIBDA excludes additionally: write-offs, capital gains/losses from the disposal of companies, tower sales, material non-recurrent impacts and major restructuring related to integration processes in Germany and Brazil and to the simplification program.

• CapEx excludes additionally spectrum acquisition and Real Estate Efficiency Plan.

✓ Include:

• GVT results consolidated in T. Brasil results since July 2015.

Financing guidance 2015 and ambition 2016 criteria:

Net financial debt / OIBDA both adjusted for the closing of the proposed sale of O2 UK

•	Telefónica will propose the adoption of the relevant corporate resolutions with the aim to:

•	In 2015, amortise Treasury stock for a total of 1.5% share capital and distribute a dividend of 0.75 euros per share.

Payable in the fourth quarter of 2015 (0.35 euros per share in the form of a voluntary scrip dividend) and in the second quarter of 2016 (0.40 euros per share in cash).

•	In 2016, amortise Treasury stock for a total of 1.5% share capital and distribute a dividend of 0.75 euros per share in cash, in both cases subject to the closing of the proposed sale of O2 UK.

Comments from César Alierta, Executive Chairman

“The results in the fourth quarter of 2014 represent the culmination of a period of intense transformation that has strengthened the Company, its growth potential and its financial position in just over two years.

This transformation was carried out from the core of the business, thanks to an intense CapEx effort that has allowed us to adapt to the evolution of our customers’ technological needs which are characterised by a booming data usage. For this reason, in 2014 alone, we have doubled the reach of our fibre network to 15 million premises passed and we have reached a 4G coverage of 60% in Europe, while in Latin America this service is already available in 10 countries.

This transformation has also been especially active in our asset portfolio management, with the aim of fulfilling a double objective: to concentrate our operations in the markets with higher growth potential, while at the same time increasing our scale in those markets. That way we maintain our global scale, improving our growth profile and concentrating our operations, leading to the generation of synergies and improved profitability. Lastly, our asset portfolio optimisation strategy allowed us to recover financial strength, given that, considering the recently announced operations, the net debt level would be reduced to less than 32 billion euros against the 58 billion reached in mid-2012, when this process began.

The results in the quarter continued to demonstrate strong traction in the take-up of high-value services (fibre, Pay TV, LTE, Smartphones), producing a turnaround in the average revenue per access trend, which grew in 2014 for the first time in recent years. This, supported by sustained access growth, accelerated year-on-year organic revenue growth in the quarter to 5%. Regarding OIBDA, multiple one-off factors make a year-on-year comparison more difficult, however, in organic terms, OIBDA remained stable in the quarter, thanks to the efficiency measures implemented during the operational transformation process.

The execution of our transformation strategy in recent years, coupled with the evident change in trends which is underway, lead us to upgrade the level of our ambition for the next two years. The evolution of our operations, the strength of our Balance Sheet and the current environment all present clear signs of improvement and are reflected in the acceleration of the Company’s profitable and sustainable growth.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December	% Chg		October - December	% Chg
	2014	Reported	Organic	2014	Reported	Organic
Revenues	50,377	(11.7)	2.6	12,399	(14.1)	5.0
Telefónica España	12,023	(7.2)	(7.2)	3,038	(4.9)	(4.9)
Telefónica UK	7,062	5.5	0.2	1,913	9.8	3.2
Telefónica Deutschland (1)	5,522	12.4	(3.5)	2,019	62.4	(0.4)
Telefónica Brasil	11,231	(8.1)	0.5	2,850	(3.1)	(0.3)
Telefónica Hispanoamérica	13,155	(22.0)	14.6	2,244	(49.4)	18.2
Other companies & eliminations	1,384	(59.6)		335	(62.0)
Telefónica Ireland (2)	259	n.m.		—	n.m.
Telefónica Czech Republic (3)	—	n.m.		—	n.m.

OIBDA	15,515	(18.7)	0.2	3,190	(35.9)	(0.0)
Telefónica España	5,671	(10.6)	(12.6)	1,551	(3.3)	(7.8)
Telefónica UK	1,744	6.5	1.1	457	3.4	(3.0)
Telefónica Deutschland (1)	733	(44.0)	(22.1)	(38)	n.s.	(38.2)
Telefónica Brasil	3,543	(10.1)	0.9	929	(11.4)	(1.3)
Telefónica Hispanoamérica	4,068	(26.5)	16.4	503	(67.5)	15.6
Other companies & eliminations	(243)	n.m.		(211)	n.m.
Telefónica Ireland (2)	51	n.m.		—	n.m.
Telefónica Czech Republic (3)	—	n.m.		—	n.m.

OIBDA margin	30.8%	(2.6 p.p. )	(0.8 p.p. )	25.7%	(8.7 p.p. )	(1.6 p.p. )
Telefónica España	47.2%	(1.8 p.p. )	(2.8 p.p. )	51.0%	0.8 p.p.	(1.4 p.p. )
Telefónica UK	24.7%	0.2 p.p.		23.9%	(1.5 p.p. )
Telefónica Deutschland (1)	13.3%	(13.4 p.p. )	(5.1 p.p. )	-1.9%	(33.2 p.p. )	(11.9 p.p. )
Telefónica Brasil	31.5%	(0.7 p.p. )	0.1 p.p.	32.6%	(3.1 p.p. )	(0.4 p.p. )
Telefónica Hispanoamérica	30.9%	(1.9 p.p. )	0.5 p.p.	22.4%	(12.4 p.p. )	(0.8 p.p. )

Operating Income (OI) (1) (2) (3)	6,967	(26.3)	1.9	933	(66.2)	(5.0)

Net income (1) (2) (3)	3,001	(34.7)		152	(89.5)
Basic earnings per share (euros) (1) (2) (3)	0.61	(38.1)		0.02	(93.1)

CapEx	9,448	0.6	16.9	3,710	9.9	2.1
Telefónica España	1,732	13.3	15.2	546	(12.0)	(13.0)
Telefónica UK	755	(45.5)	7.5	181	23.3	17.7
Telefónica Deutschland (1)	849	27.5	(6.4)	438	n.m.	7.1
Telefónica Brasil	2,933	37.9	15.0	1,585	n.m.	(0.7)
Telefónica Hispanoamérica	2,842	(8.8)	29.1	827	(42.3)	10.4
Other companies & eliminations	338	(40.8)		134	(43.6)
Telefónica Ireland (2)	27	n.m.		—	n.m.
Telefónica Czech Republic (3)	—	n.m.		—	n.m.

Spectrum	1,294	5.8	39.5	1,102	n.m.	n.m.
Telefónica España	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica UK	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Deutschland (1)	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Brasil	889	n.m.	n.m.	889	n.m.	n.m.
Telefónica Hispanoamérica	405	n.m.	n.m.	213	n.m.	n.m.

OpCF (OIBDA-CapEx)	6,067	(37.3)	(12.7)	(520)	n.m.	(3.9)
Telefónica España	3,939	(18.1)	(21.0)	1,005	2.1	(4.3)
Telefónica UK	989	n.m.	(3.2)	276	(6.5)	(12.9)
Telefónica Deutschland (1)	(116)	c.s.	(38.3)	(476)	c.s.	(85.0)
Telefónica Brasil	610	(66.4)	(13.0)	(656)	c.s.	(2.7)
Telefónica Hispanoamérica	1,226	(49.2)	2.2	(324)	c.s.	39.3
Other companies & eliminations	(580)	n.m.		(345)	19.2
Telefónica Ireland (2)	24	n.m.		—	n.m.
Telefónica Czech Republic (3)	—	n.m.		—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2013 and 2014 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	From January 1st, 2014, and due to the implementation of the new organization announced in February 2014, the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam are integrated into the Global Corporate Centre, thus simplifying the organization. Additionally, from the beginning of the year, the new organizational structure will be composed of T. España, T. Brasil, T. Deutschland, T. UK and T. Hispanoamérica (Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. Thus, the results of T. España, T. Brasil, T. Deutschland, T. UK, T. Hispanoamérica and “Other companies and eliminations” have been revised for the year 2013, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2013 are not affected.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. In addition, CapEx excludes investment in spectrum and in 2014 excludes changes in the urban qualification of real estate properties and investment in Telefónica’s headquarters in Barcelona.

(1)	E-Plus has been included in the consolidation perimeter since 1 October 2014.

(2)	T. Ireland has been removed from the consolidation perimeter since 1 July 2014.

(3)	T. Czech Republic has been removed from the consolidation perimeter since 1 January 2014.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In 2014 Telefónica made key progress and achieved tangible results in its transformation strategy towards becoming a Digital Telco, focused on accelerating long-term sustainable growth. Thus, both investment and asset portfolio management were focused on improving its competitive position in high-value segments and markets, translating into revenue growth acceleration throughout the year. At the same time, the Company continued to implement a strict cost management policy and obtained significant savings from the simplification of the new operating model. As a result, OIBDA returned to year-on-year growth in organic terms.

Total accesses reached 341.0 million at December 2014, up 6% year-on-year, after incorporating the customers of E-Plus in T. Deutschland and posting solid growth at T. Hispanoamérica, T. Brasil and T. UK. Excluding the accesses of E-Plus from the 2014 base and those of T. Czech Republic and T. Ireland from the 2013 base, organic growth stood at 2%. By services, commercial momentum focused on high value customers remained high in the quarter and was reflected in sustained growth of mobile contract (smartphones and LTE), fibre and Pay TV accesses. Total churn in 2014 stood at 2.9%, virtually stable year-on-year (+0.1 percentage points).

•	Mobile accesses totalled 274.5 million, up 8% vs. 2013 (+2% organic), driven by the strong growth of the mobile contract segment (+11% reported; +8% organic), which continued to increase its weight and accounted for 36% of mobile accesses (+1 percentage point year-on-year). Particularly noteworthy in the fourth quarter was the performance of T. España, which posted mobile contract net additions (+57 thousand) for the third quarter in a row and for the first time in the full year since 2011.

•	Smartphones maintained a strong growth momentum (+39% year-on-year) and stood at 90.4 million, reaching a penetration of 35% over the total access base (+8 percentage points year-on-year), reflecting the Company’s strategic focus on growing data services.

•	Retail broadband accesses totalled 17.7 million (+1% year-on-year organic), with net additions of 11 thousand accesses in the quarter (138 thousand accesses in 2014 in organic terms).

Fibre accesses stood at 1.8 million at December 2014 (2.1 times greater vs. December 2013), after posting record net additions in the quarter of 308 thousand accesses, up 16% quarter-on-quarter, boosted by T. España (248 thousand accesses).

•	Pay TV accesses totalled 5.1 million and posted growth acceleration for the seventh consecutive quarter to 48% in organic terms on the back of 437 thousand net additions in the quarter, 2.7 times the figure in October-December 2013. Thus, in organic terms, net additions for the year 2014 totalled 1.6 million (more than 6 times higher year-on-year). Noteworthy in the fourth quarter were T. España, with 305 thousand net additions, and T. Hispanoamérica, with quarter-on-quarter acceleration in net additions (1.8 times higher).

It is important to highlight the Company’s decision to adopt the exchange rate of the Venezuelan bolivar set at the previously denominated SICAD II at the end of 2014, as being the most representative among the available exchange rates as of that date, for the monetary translation of the accounting figures of cash flows and balances, impacting fourth quarter financial results. In the last auction of the quarter this rate was set at 50 bolivars per dollar.

In the fourth quarter, the evolution of exchange rates was especially impacted by the aforementioned change to SICAD II and, to a lesser degree, the depreciations of the Argentine peso and the Brazilian real against the euro. Thus, the negative impact of exchange rates reduced year-on-year revenue and OIBDA growth by 20.4 percentage points and 23.9 percentage points respectively (12.1 percentage points and 13.1 percentage points in January-December 2014).

Exchange rate fluctuations also reduced payments in euros related to CapEx, taxes and minorities, virtually offsetting the negative impact of exchange rates on OIBDA and neutralising the impact on cash flow generation in January-December 2014.

In addition, the results of E-Plus at T. Deutschland are consolidated from 1 October, affecting, together with the deconsolidation of the results of T. Czech Republic (since January 2014) and T. Ireland (since July 2014), the year-on-year comparison of Telefónica’s reported financial results. Thus, changes in the perimeter of consolidation contributed with 1.6 percentage points to fourth-quarter revenue growth, while reduced full-year growth by 2.1 percentage points. OIBDA was reduced by 2.3 percentage points in the fourth quarter and by 3.5 percentage points in the full year.

Revenues totalled 50,377 million euros in 2014, with organic growth accelerating in the fourth quarter to 5.0% year-on-year (+2.8% in the third quarter; +2.6% in January-December) and speeding up in all segments, with the exception of T. Brasil.

In the quarter it is worth noting the improved contributions to revenue of T. Hispanoamérica, T. UK and T. España compared with the previous quarter (+1.3 percentage points, +0.7 percentage points and +0.4 percentage points respectively). Excluding the negative impact of regulation, revenues in organic terms grew by 6.3% in the fourth quarter and by 4.3% in 2014.

In reported terms, revenues fell year-on-year (-14.1% in the fourth quarter; -11.7% in January-December), affected by the negative impact of exchange rate fluctuations and changes to the consolidation perimeter mentioned above. Most notably, the change to SICAD II in Venezuela had a negative impact of 2,187 million euros on fourth quarter revenues.

Mobile data revenues remained one of the Company’s main growth drivers, increasing by 9.9% in organic terms in 2014 (+10.6% year-on-year in October-December) and accounted for 41% of mobile service revenues (+3 percentage points compared with 2013). Non-SMS data revenues advanced 23.9% year-on-year in organic terms in 2014 (+22.8% in the quarter) and accounted for 73% of data revenues (+8 percentage points compared with 2013).

In the fourth quarter, a provision of 644 million euros for non-recurrent restructuring and other costs was registered with the aim of enhancing the Company’s future efficiency (adjusting the structure to reduce complexity and gain agility in execution), which affected operating expenses (557 million euros) and other net income/expense (87 million euros). By segments, restructuring expenses in T. Deutschland amounted to 401 million euros, in T. Hispanoamérica to 99 million euros, in T. Brasil to 68 million euros and in Other Companies and Eliminations to 76 million euros.

Operating expenses totalled 36,149 million euros in January-December 2014, up 3.8% year-on-year in organic terms (-7.6% reported), mainly due to higher commercial and network and systems costs, despite the savings from the simplification and scale of Telefónica. In the fourth quarter operating expenses growth accelerated to 7.1% year-on-year in organic terms (-1.6% reported) due to higher supply costs.

Breakdown by component:

•	Supplies (15,182 million euros in 2014) declined by 0.5% year-on-year in organic terms (-10.9% reported) compared with 2013, principally due to lower mobile interconnection costs. In the fourth quarter supplies rose by 4.1% year-on-year in organic terms (-7.2% reported) owing to increased activity in high-end devices and higher TV content costs.

•	Personnel expenses, 7,098 million euros in January-December, grew 5.2% year-on-year in organic terms (+7.7% compared with the fourth quarter of 2013), chiefly affected by the increase in prices in some countries. The reported change in personnel expenses (-1.5% in January-December; +21.5% year-on-year in October December) is affected by the above-mentioned provision.

The average headcount in 2014 stood at 120,497 employees, down 7.2% compared with 2013 (-2.9% excluding changes in the perimeter of consolidation).

•	Other operating expenses, 13,869 million euros at December 2014, advanced 8.0% in organic terms year-on-year (-6.7% reported), mainly due to commercial expenses associated with the increased commercial momentum, network costs related to traffic growth and expenses associated with network modernisation. In the fourth quarter, year-on-year growth stood at 10.4% in organic terms (-6.1% reported).

Other net expense totalled 200 million euros in 2014 (11 million euros in the fourth quarter), especially impacted in the quarter by the above-mentioned provision for non-recurrent restructuring costs and the adoption of the exchange rate set at SICAD II in Venezuela.

Gains on sales of fixed assets totalled 327 million euros in 2014 (208 million euros in the fourth quarter), principally associated with the sale of non-strategic towers (196 million euros of impact on OIBDA in January-December; 138 million euros in the fourth quarter, mainly in T. España) the sale of buildings in T. España (41 million euros of impact on OIBDA in the fourth quarter) and the reporting of a profit associated with the asset disposal of the fixed business in the United Kingdom once all the conditions set out in the sale agreement had been satisfied (49 million euros in the third quarter).

In 2013, this item totalled 161 million euros (58 million euros in the fourth quarter), and was mainly comprised of the sale of non-strategic towers at T. Hispanoamérica, T. Brasil and T. España (111 million euros of impact on OIBDA in January-December; 71 million euros in the fourth quarter), the capital gain from the disposal of the assets of the fixed business in the United Kingdom (83 million euros, mainly in the second quarter), the capital gain from the sale of assets in Germany (76 million euros in the fourth quarter), the capital gain from the sale of Hispasat (21 million euros in the second quarter), the value adjustment of Telefónica Ireland (-16 million euros in the second quarter) and the value adjustment of Telefónica Czech Republic (-176 million euros in January-December; -120 million euros in the fourth quarter).

Operating income before depreciation and amortisation (OIBDA) in January-December 2014 totalled 15,515 million euros, up 0.2% year-on-year in organic terms, reflecting revenue growth and the benefits from the efficiency measures implemented and despite the higher commercial and network expenses mentioned above. By regions, T. Hispanoamérica posted 16.4% year-on-year organic growth (an increase of 2.1 percentage points compared with 2013) and positively contributed 4.8 percentage points to OIBDA growth, underpinned by growth acceleration in Mexico and Colombia.

In the fourth quarter, OIBDA amounted to 3,190 million euros, stable year-on-year in organic terms (-35.9% reported), and was affected by one-off factors with a negative impact of 1,379 million euros: the adoption of the exchange rate set at SICAD II (-915 million euros), the provision of 644 million euros for restructuring costs, the sale of non-strategic towers (+138 million euros of impact on OIBDA) and the one-off sale of buildings at T. España (+41 million euros of impact on OIBDA).

Excluding the negative impact of regulation, organic OIBDA grew 1.3% in 2014 and 0.8% year-on-year in the fourth quarter.

In reported terms, OIBDA fell by 18.7% in 2014, impacted by the exchange rate fluctuations, changes to the consolidation perimeter and one-off factors mentioned earlier.

OIBDA margin stood at 30.8% in January-December 2014, with limited year-on-year erosion in organic terms (-0.8 percentage points). In the fourth quarter, OIBDA margin stood at 25.7% (-1.6 percentage points year-on-year in organic terms), significantly impacted by the above-mentioned one-off factors. Excluding these factors, the fourth quarter margin stood at 36.9%.

Depreciation and amortisation in 2014 totalled 8,548 million euros, 1.6% lower year-on-year in organic terms (-11.2% in reported term) due to lower fixed asset depreciation, mainly in Brazil. Fourth quarter growth reached 6.0% year-on-year (+2.0% reported, affected by the consolidation of E-Plus) as a result of the intensification of CapEx accrued in the year. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 708 million euros in January-December 2014 (-17.3% year-on-year), including charges related to the acquisition of E-Plus from 1 October.

Operating income (OI) totalled 6,967 million euros in 2014, 1.9% higher year-on-year in organic terms (-5.0% year-on-year in the fourth quarter). In reported terms, OI fell by 26.3% compared with 2013 and 66.2% year-on-year in October-December also due to the above-mentioned one-off factors.

Share of profit (loss) of investments accounted for by the equity method amounted to -510 million euros in January-December 2014 (-442 million euros in the fourth quarter), mainly due to losses booked following the classification of Telco, S.p.A. investment as an asset held for sale in the fourth quarter (-367 million euros). In 2013, this item amounted to -304 million euros (-186 million euros in the fourth quarter) mainly due to the impact of Telco S.p.A.‘s adjustments to the value of its investment in Telecom Italia.

Net financial expenses amounted to 2,822 million euros in 2014 (-1.6% year-on-year), of which 293 million euros were due to net negative foreign exchange differences primarily associated with the Company’s decision to adopt the exchange rate of the Venezuelan bolivar set at SICAD II. Excluding this impact, net financial expenses fell 8.2% year-on-year due to the lower average debt (-9.1% compared with December 2013), placing the effective cost of debt over the last twelve months at 5.40%, 6 basis points higher vs. December 2013. The higher weight of debt denominated in Latin America currencies and the prepayment and amortization of cheaper debt denominated in euros increased average cost in 47 basis points, while the lower rates in Europe and Latin America reduced average cost in 41 basis points.

Corporate income tax in January-December 2014 totalled 383 million euros. Tax added 340 million euros to fourth quarter results mainly due to the larger activation of tax credits, mostly in Colombia, and the impact of the adoption of the exchange rate set at SICAD II in Venezuela. In 2014 the effective tax rate was 10.5%, 10.3 percentage points lower than in 2013, due to the above-mentioned impacts and the effect of the revaluation of deferred taxes in Brazil following a regulatory change in the second quarter of 2014.

Profit attributable to minority interests reduced net income by 251 million euros in 2014, and was down 33.2% year-on-year impacted by the loss attributed in T. Deutschland in the fourth quarter, despite the higher profit attributed to minority shareholders of T. Brasil and T. Colombia as a result of the improved operating performance of the business and the aforementioned tax impacts. In October-December 2014 this item increased net profit by 28 million euros (-186 million euros in the same period of 2013) mainly as a result of the loss attributed to minority shareholders of T. Deutschland, impacted by the above-mentioned provision for restructuring expenses.

Thus, and as a result of all the items and one-off factors explained above, consolidated net income in 2014 amounted to 3,001 million euros (4,462 million euros in underlying terms), down 34.7% year-on-year (-18.6% underlying) and 89.5% year-on-year in the fourth quarter (-29.7% underlying). In the fourth quarter extraordinary effects amounted to 1,088 million euros and included: the impact of the adoption of the exchange rate set at SICAD II in Venezuela (-399 million euros), the provision for restructuring expenses (-405 million euros), the value adjustment of Telco, S.p.A (-257 million euros) and other factors (-26 million euros).

Basic earnings per share in underlying terms amounted to 0.93 euros in 2014 and 0.25 euros in the fourth quarter, -21.2% vs. 2013 and -32.0% year-on-year in the quarter (-38.1% and -93.1% respectively, in reported terms).

In 2014, the Company remained focused on network differentiation and modernisation, with 75% of total investment in the year, excluding spectrum, devoted to transformation and growth (+6 percentage points year-on-year in organic terms). As a result, CapEx grew 16.9% year-on-year in organic terms and totalled 9,448 million euros, including 1,294 million euros related to spectrum acquisition (primarily in Brazil, Argentina and Venezuela in the fourth quarter and in Colombia and Central America in the first quarter), 49 million euros related to changes in the urban qualification of real estate properties in July-December, -40 million euros from restructuring charges and 29 million euros corresponding to the purchase of Telefónica’s headquarters in Barcelona in the third quarter.

Operating cash flow (OIBDA-CapEx) totalled 6,067 million euros in 2014, 12.7% lower year-on-year in organic terms (-37.3% reported).

Interest payments (2,530 million euros) were 4.8% higher year-on-year due to non-recurrent impacts (including the differences in the debt payment calendar in 2014 compared with 2013, interest payment in 2014 on a 15-year zero-coupon bond and interest received in 2013 associated with settlement rebates from tax inspection processes), despite the average debt reduction lowered interest payments by 8.9% year-on-year. In the fourth quarter interest payments amounted to 412 million euros, 25 million euros lower year-on-year, due to the reduction in debt, which offset other non-recurrent impacts.

Payment of taxes in 2014 totalled 1,187 million euros (1,806 million euros in 2013), with the year-on-year trend impacted by exchange rate movements, in particular the adoption of the exchange rate set at SICAD II in Venezuela, lower payments on account in 2014 and changes in the perimeter of consolidation.

Working capital made a positive contribution of 2,107 million euros to cash generation in 2014, 1,451 million euros more than in 2013. Working capital generation was especially strong in the fourth quarter at 2,483 million euros (+37.6% year-on-year), mainly due to: (i) the seasonality of the investment, (ii) proceeds from disposals, (iii) proceeds from commercial agreements in the Czech Republic (advance payment of deferred income) and (iv) restructuring expenses, payable in subsequent years. In January-December 2014 working capital generation was driven by the above-mentioned factors and: (i) the management measures implemented to ensure monetisation of revenues (factoring collections from handset sales), (ii) the reduction in payments in 2014 in relation to total accrued operating expenses in the year, due to various management measures, and (iii) proceeds from commercial agreements in Germany, Brazil and Mexico.

Operations with minority shareholders totalled 327 million euros in 2014, 277 million euros less than in 2013, mainly affected by lower dividend payments to minority shareholders of T. Brasil, impacted by the performance of the Brazilian real, and changes in the perimeter of consolidation (sale of Telefónica Czech Republic).

As a result, free cash flow amounted to 3,817 million euros in 2014, 4,748 million euros excluding spectrum payments.

Net financial debt stood at 45,087 million euros at the end of December 2014, down 294 million euros year-on-year. Excluding the impact of the evolution of the exchange rate in Venezuela, which increased debt by 2,341 million euros, debt would have been reduced by 2,635 million euros. This reduction was mainly due to free cash flow generation before spectrum payments of 4,748 million euros, the issue of equity instruments for a total amount of 4,699 million euros (including the part corresponding to minority shareholders at the capital increase in Germany) and proceeds of 3,981 million euros from the disposals of T. Czech Republic, T. Ireland and the 2.5% stake in China Unicom. In contrast, factors that increased debt include net financial investments of 4,949 million euros, 3,382 million euros as remuneration of equity instruments (including, among others, the net purchase of treasury stock and coupon payments of equity instruments), spectrum payments of 932 million euros, the payment of labour commitments (789 million euros), mainly associated with early retirements, and other factors that increased debt by 741 million euros.

Net financial debt rose by 3,887 million euros in the last quarter of 2014. This increase was largely due to net financial investments of 3,838 million euros (including the payment for the acquisition of E-Plus and proceeds from the sale of 2.5% stake in China Unicom), the impact of the adoption of the exchange rate set at SICAD II in Venezuela, which increased debt by 1,231 million euros, spectrum payments of 753 million euros, 528 million euros as remuneration of equity instruments (including, among others, the purchase of treasury stock and coupon payments of equity instruments), the payment of labour commitments (190 million euros) and other factors that increased debt by 465 million euros. In contrast, factors that reduced debt include free cash generation before spectrum payments of 1,731 million euros, the issue of equity instruments (850 million euros) and the impact of exchange rate fluctuations on debt (537 million euros).

The leverage ratio (net debt over OIBDA1) for the last 12 months at the end of 2014 stood at 2.74 times. Considering the closing of the proposed sale of O2 UK, the leverage ratio would stand at 2.15 times.

In 2014, Telefónica’s financing activity through capital markets stood at around 14,740 million equivalent euros and was mainly focused on completing the financing of the acquisition of E-Plus (via the issue of a bond mandatorily convertible into Telefónica shares for a notional amount of 1,500 million euros and the execution of the capital increase of T. Deutschland), strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile of Telefónica S.A. for the following years. Therefore, as of the end of 2014, the Group maintains a comfortable liquidity position to accommodate the next debt maturities. In Hispanoamerica, Telefónica’s subsidiaries tapped financing markets for approximately 267 million equivalent euros in the January-December 2014 period.

T. Deutschland completed a 3.700 million euro capital increase entirely subscribed by Telefónica, S.A. and other minority shareholders for amount exceeding 800 million euros. Also noteworthy is the 500 million euro bond placement by T. Deutschland in January.

[1]	Adjusted for the sale of companies, restructuring costs and also incorporating E-Plus OIBDA corresponding to January-September period (homogenised under the accounting policies of Telefónica).

After the closing of the year, a syndicated credit facility for an amount of 2,500 million euros and maturing in February 2020 was signed in February 2015 with 33 financing institutions. In parallel, the economic terms of the syndicated credit facility signed in February 2014, for an amount of 3,000 million euros, were modified.

Telefónica, S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 502 million euros at the end of December.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 11,545 million euros, with around 10,618 million euros maturing in more than 12 months, which, together with the cash position, increases liquidity to 19.4 billion euros.

Digital Services

Highlights in the area of the Chief Commercial Digital Officer (CCDO) include the following:

•	In the Consumer (B2C) area, revenue from the Video business amounted to 954 million euros in 2014 and grew 29% year-on-year in organic terms, accelerating throughout the year (+24% January-September) due to the improvement in service quality, the ongoing development of new and exclusive content and the growth in Pay TV accesses. The latter increased by 48% year-on-year to December, up 7 percentage points compared with September, with accesses in Spain almost tripling year -on-year, Brazil (+20%) and Hispanoamerica (+14%).

Also noteworthy in December was the launch of “Movistar Series” in Spain, which offers hit series (some of which exclusively), in some cases just one day after their US premiere.

In Financial Services, both the customer loyalty community application “Yaap Shopping” (after a pilot in Valladolid and Palma, the service is now available nationwide in Spain) and the “Yaap Money” app (launched nationwide in September) were further extended. In Peru, the “Movistar: tu dinero móvil” service continued to expand nationwide in order to capture opportunities from the remittances business.

Global Device Management continued to foster the acceleration of smartphone adoption, with a special focus on LTE. Thus, in the fourth quarter, 75% of total devices acquired by the Company were smartphones, while 41% were LTE (+24 percentage points year-on-year).

In Security for end customers, the number of customers in Brazil reached 6.5 million as of December (x2 year-on-year). New products were launched in the last quarter including “Cloud personal” in Spain and device security products in Chile, Ecuador, Costa Rica and Colombia. Telefónica signed an agreement with Qustodio, the leading player in digital security solutions, and also launched a new service in Spain called “Movistar Protege”, which enables parents to protect and monitor their children’s online activities.

Global Partnerships formed by the Company continued to contribute to a strong sequential growth in the number of active Evernote and Rhapsody subscribers, which reached 1.1 million and 0.2 million respectively.

•	In the Corporate (B2B) area, M2M revenues stood at 183 million euros in January-December 2014 (+41% year-on-year in organic terms), boosted by the growth of M2M accesses (+16% year-on-year organic).A European-level agreement was also reached in the fourth quarter with Geotab, a leading provider of M2M fleet transport telematics technology, to launch a “Plug and Play” solution.

Cloud business revenues grew by 25% year-on-year in organic terms to reach 342 million euros. The last three months also saw the launches of the “Cloud Storage” service in Spain and the Virtual Data Center (VDC) service in Argentina.

In Information Security, revenues in 2014 stood at 115 million euros, with growth accelerating to 57% year-on-year in organic terms (+42% January-September) thanks to the strong performances in Spain and the UK. Also noteworthy was the three-fold year-on-year increase in the number of devices managed by the mobile device management service and the progress in the cybersecurity agreement with Etisalat. In addition, INCIBE (Spain’s National Cybersecurity Institute) has reached an agreement in Spain with ElevenPaths (a Telefónica company specialising in the development of innovative security solutions) to jointly promote the integration of cybersecurity products for SMEs.

Telefónica Global Resources

In 2014, Telefónica Global Resources technological transformation strategy obtained visible results and advanced strongly in terms of network and system modernisation towards an all-IP Company. This process is part of an efficient management model focused on simplifying operations and reducing legacy costs, which in turn enables the Company to differentiate its products and services, improving customer satisfaction.

The Global Network and Operations unit continued to accelerate UBB rollout. As a result, premises passed with fibre reached 14.7 million at the end of December, double vs. the previous year’s figure and LTE base stations surpassed 20,100 (10,500 in 2013), with over 80% of 3G and LTE base stations connected at high speed to the transmission network. 4G coverage in Europe stands at almost 60%, while the LTE deployment in Latin America increases to 10 countries, with Argentina and Venezuela acquiring LTE spectrum in the fourth quarter. This higher UBB coverage contributed to reach 1.8 million fibre customers (2.1 x year-on-year) while LTE customers totalled 13.2 million.

Regarding the expansion of network capacity, it should be highlighted:

•	Telefónica was the first Spanish operator to roll out LTE-A (with speeds of up to 300 Mb).

•	Updating the mobile network in Spain and the UK with single RAN technology.

•	Preparation of the mobile network for VoLTE services in Germany (starting point not only for the delivery of high-definition voice services but also of other IP multimedia services).

•	Patented design for Optic Terminal Boxes for fibre deployments, which enables optic connectivity.

This network development anticipates the strong data traffic growth (+40% year-on-year in the fourth quarter; +36% in 2014), mainly driven by higher mobile broadband traffic (+65% year-on-year in the fourth quarter; +55% in 2014) and fixed broadband traffic (+38% year-on-year in the fourth quarter; +34% in 2014).

To accelerate network modernisation towards a UBB and all-IP model, the execution of global projects has been crucial, structured around four lines of action:

•	Operating Support Systems (OSS) transformation, centred on standardisation, simplification and global optimisation of processes and support systems.

•	The homogenisation of processes, in various network areas, from accelerating efficient processes to the integration of all operations into a global roaming technical unit.

•	The development of fixed access projects, such as operations related to the end-to-end management of customer equipment specifications project.

•	Virtualization of network (UNIQUE infrastructure) or of the customer’s equipment (vCPE “Customer Premises Equipment” virtual).

The global IT area continued to successfully manage and execute simplification and transformation through systems processes, applications and integrations.

The acceleration of the transformation of processes and applications is reflected in the “Full Stack” projects (multi-channel access, single portfolio of products and services, “time to market” improvement and a 360 degree customer view) launched in various Latin American countries. In this sense, in Argentina approximately 20 million customers have already been migrated to this system. Additionally, the launch of projects associated with digital capacities and customer experience in the fourth quarter should be highlighted, including:

•	TV Everywhere service for Vivo fibre customers in Brazil, offering TV content across multiple devices (mobile, PC or tablet).

•	Single bill in Brazil, including mobile, fixed, broadband and TV services.

•	Rollout of a unified e-commerce solution in several countries in T.

•	In Mexico, improved customer satisfaction thanks to the Residential Activation System, which reduces the timing and operating costs to activate equipment.

•	In Germany a systems platform has been set up to support MVNO launches, linked to e-tailers.

•	In UK a data sharing service has been launched that allows customers to share data across devices and with different people.

Additionally, this area contributes to the maximisation of benefits of scale through shared IT services, in order to progress towards “doing things once”, unlocking efficiencies and improvements in quality.

The advances made in IT simplification in 2014, a key driver to accelerate transformation, are shown in:

•	Continuous progress in reducing applications, with over 430 applications eliminated since December 2013.

•	Increase of virtualised servers to 46% (+11 percentage points compared with December 2013) as a result of the infrastructure consolidation process in leading data centers, which results in to a 13% reduction in physical servers.

•	Five data centers were closed, most notably Brazil, Spain and Chile.

•	Lastly, there has been an improvement in operational stability of systems, with critical incidents more than halved and increased availability of business-critical systems.

Definitions

2014 guidance criteria: organic growth excluding Venezuela.

Organic growth: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. In addition, CapEx excludes investment in spectrum and in 2014 excludes changes in the urban qualification of real estate properties and investment in Telefónica’s headquarters in Barcelona.

Underlying growth: Reported figures excluding the impact on net income of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes. In 2014 excludes, among other items, the provision for restructuring expenses mainly accrued in the fourth quarter and the impact of the adoption of the exchange rate set at SICAD II in Venezuela.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	309,785.3	311,331.2	314,141.6	316,759.9	306,816.6	309,332.7	309,561.4	334,526.9	5.6
Fixed telephony accesses (1) (2) (3)	39,764.2	39,520.8	39,399.8	39,338.5	37,593.5	37,544.0	37,325.4	36,830.0	(6.4)
Internet and data accesses	19,404.6	19,023.3	19,112.4	19,102.0	18,121.9	18,168.2	18,168.1	18,151.7	(5.0)
Narrowband	618.2	590.0	567.7	510.8	421.0	411.9	397.8	373.1	(27.0)
Broadband (4)	18,633.7	18,287.3	18,395.6	18,447.8	17,585.5	17,642.6	17,657.9	17,668.5	(4.2)
Other (5)	152.7	145.9	149.1	143.4	115.4	113.6	112.4	110.1	(23.3)
Mobile accesses	247,312.0	249,460.0	252,188.1	254,717.2	247,534.1	249,428.6	249,417.9	274,458.0	7.8
Prepay (6) (7)	164,500.5	164,550.6	165,133.3	165,557.0	161,410.9	161,299.0	160,535.5	175,720.4	6.1
Contract (8)	82,811.5	84,909.4	87,054.9	89,160.3	86,123.3	88,129.6	88,882.5	98,737.6	10.7
M2M (9)	7,142.7	7,768.0	8,175.8	8,631.8	8,307.0	8,761.2	8,957.5	9,787.4	13.4
Pay TV (10)	3,304.5	3,327.1	3,441.2	3,602.2	3,567.1	4,191.9	4,650.0	5,087.2	41.2

Wholesale Accesses	5,866.1	6,003.2	6,173.9	6,358.5	6,327.7	6,438.6	6,585.6	6,521.6	2.6
Unbundled loops	3,404.8	3,522.0	3,665.4	3,833.4	3,910.8	3,979.1	4,034.1	4,087.3	6.6
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	96.6	94.1	(27.9)
Full ULL	3,235.3	3,364.4	3,518.1	3,702.9	3,794.7	3,873.7	3,937.5	3,993.3	7.8
Wholesale ADSL	854.7	857.6	864.0	866.9	746.8	751.3	849.5	750.1	(13.5)
Other	1,606.7	1,623.6	1,644.5	1,658.2	1,670.1	1,708.1	1,702.0	1,684.1	1.6

Total Accesses	315,651.4	317,334.4	320,315.5	323,118.4	313,144.3	315,771.3	316,147.0	341,048.5	5.5

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	66.5%	66.0%	65.5%	65.0%	65.2%	64.7%	64.4%	64.0%	(1.0 p.p. )
Contract percentage (%)	33.5%	34.0%	34.5%	35.0%	34.8%	35.3%	35.6%	36.0%	1.0 p.p.
MBB accesses (‘000)	55,249.2	63,300.5	67,420.1	72,844.0	76,191.3	81,304.4	89,112.6	98,220.5	34.8%
MBB penetration (%)	22%	25%	27%	29%	31%	33%	36%	36%	7.2 p.p.
Smartphones (‘000)	46,925.1	55,083.3	59,370.6	65,029.9	68,907.0	74,171.9	82,282.2	90,365.7	39.0%
Smartphone penetration (%)	20%	24%	25%	27%	30%	32%	35%	35%	7.9 p.p.

Note:

•	T. Czech Republic accesses are de-consolidated from the first quarter of 2014, T. Ireland accesses are de-consolidated from the third quarter of 2014 and E-Plus accesses are consolidated from the fourth quarter of 2014.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use and voice fixed wireless included. Includes VoIP and Naked ADSL.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.
(8)	In the fourth quarter of 2014, 428 thousand accesses were excluded from the customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.
(9)	In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected in Spain.
(10)	In the second quarter of 2014, Pay TV accesses included 131 thousand “TV Mini” customers in Spain.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	50,377	57,061	(11.7)	2.6	12,399	14,436	(14.1)	5.0
Internal exp. capitalized in fixed assets	774	794	(2.5)	1.0	238	215	10.6	11.8
Operating expenses	(36,149)	(39,112)	(7.6)	3.8	(9,663)	(9,822)	(1.6)	7.1
Supplies	(15,182)	(17,041)	(10.9)	(0.5)	(4,081)	(4,397)	(7.2)	4.1
Personnel expenses	(7,098)	(7,208)	(1.5)	5.2	(2,150)	(1,769)	21.5	7.7
Other operating expenses	(13,869)	(14,863)	(6.7)	8.0	(3,433)	(3,657)	(6.1)	10.4
Other net income (expense)	200	212	n.m.	n.m.	11	121	n.m.	n.m.
Gain (loss) on sale of fixed assets	327	161	n.m.	(39.5)	208	58	n.m.	n.m.
Impairment of goodwill and other assets	(13)	(39)	(65.8)	(66.5)	(2)	(30)	(92.0)	(91.8)
Operating income before D&A (OIBDA)	15,515	19,077	(18.7)	0.2	3,190	4,977	(35.9)	(0.0)
OIBDA Margin	30.8%	33.4%	(2.6 p.p. )	(0.8 p.p. )	25.7%	34.5%	(8.7p.p. )	(1.6 p.p. )
Depreciation and amortization	(8,548)	(9,627)	(11.2)	(1.6)	(2,257)	(2,213)	2.0	6.0
Operating income (OI)	6,967	9,450	(26.3)	1.9	933	2,765	(66.2)	(5.0)
Share of profit (loss) of investments accounted for by the equity method	(510)	(304)	68.2		(442)	(186)	n.s.
Net financial income (expense)	(2,822)	(2,866)	(1.6)		(708)	(737)	(4.0)
Income before taxes	3,635	6,280	(42.1)		(216)	1,841	c.s.
Income taxes	(383)	(1,311)	(70.8)		340	(206)	c.s.
Income from continuing operations	3,252	4,969	(34.6)		124	1,635	(92.4)
Non-controlling interests	(251)	(376)	(33.2)		28	(186)	c.s.
Net income	3,001	4,593	(34.7)		152	1,448	(89.5)
Weighted average number of ordinary shares outstanding during the period (millions)	4,606	4,628	(0.5)		4,665	4,643	0.5
Basic earnings per share (euros)	0.61	0.99	(38.1)		0.02	0.31	(93.1)

Notes:

•	Basic earnings per share amounts are calculated dividing net income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•	For the purposes of calculating the earnings per share ratios (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2014 and 2012, have been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on September 24, 2014 are included in the calculation of basic earnings per share from that date.

•	2013 and 2014 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Group consolidated results consolidate E-Plus’ results from the fourth quarter 2014 and deconsolidated Telefónica Czech Republic’s results from the first quarter 2014 and Telefónica Ireland’s results from the third quarter 2014.

TELEFÓNICA

GUIDANCE 2014

	2014				Guidance 2014 (organic and excluding Venezuela)
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Revenues (% Chg YoY)	(0.1%)	0.1%	0.4%	0.7%	Positive revenue growth
OIBDA margin (Chg YoY)	(0.4 p.p. )	(0.9 p.p. )	(0.7 p.p. )	(0.8 p.p. )	OIBDA margin towards stabilisation with erosion of around 1 p.p. y-o-y to allow for commercial flexibility if needed
CapEx / Sales	11.5%	13.7%	14.4%	15.9%	CapEx / Sales: 15.5%-16%
					Guidance 2014 (reported)
Net financial debt	42,724	43,791	41,200	45,087	Lower than €43Bn

•	Guidance criteria 2014: 22014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. CapEx excludes spectrum acquisition and, in 2014, CapEx excludes the changes in the urban qualification of real estate properties and the investment in Telefónica’s headquarters in Barcelona. 2013 adjusted bases exclude:
•	T. Venezuela.
•	Homogeneous perimeter: Group T. Czech Republic (excluding results from January-December 2013); T. Ireland (excluding results from July-December 2013).
•	Tower sales.
•	Capital gains/losses from companies’ disposals: Capital gains from the sale of Hispasat and Telefónica Móviles Aplicaciones y Soluciones. Value adjustments of T. Ireland and T. Czech Republic.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - December			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	50,377	55,959	54,523	2.6		(11.7)
OIBDA	15,515	18,156	18,129	0.2		(18.7)
OIBDA margin	30.8%	32.4%	33.2%	(0.8 p.p.	)	(2.6 p.p. )
Operating Income (OI)	6,967	9,378	9,203	1.9		(26.3)
CapEx	9,448	9,199	7,866	16.9		0.6
OpCF (OIBDA-CapEx)	6,067	8,957	10,263	(12.7)		(37.3)

	2014	2013
Reported revenues	50,377	57,061
Forex impact	6,549
Hyperinflation in Venezuela	(187)	(556)
Changes in the consolidation perimeter		(1,983)

Organic revenues	55,959	54,523

Reported OIBDA	15,515	19,077
Forex impact	2,360
Hyperinflation in Venezuela	(69)	(203)
Tower sales	(197)	(111)
Restructuring charges provision	670
T. Ireland negative fair value adjustment		16
T. Czech Republic negative fair value adjustment		176
Hispasat disposal		(21)
TMAS disposal		(7)
Changes in the consolidation perimeter	(122)	(798)

Organic OIBDA	18,156	18,129

Reported CapEx	9,448	9,395
Forex impact	1,796
Hyperinflation in Venezuela	(35)	(58)
Spectrum acquisition	(1,706)	(1,223)
Urban qualification of real estate properties	(49)
HQ Barcelona	(29)
Restructuring charges provision	(40)
Changes in the consolidation perimeter	(185)	(248)

Organic CapEx	9,199	7,866

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. In addition, CapEx excludes investment in spectrum and in 2014 excludes changes in the urban qualification of real estate properties and investment in Telefónica’s headquarters in Barcelona.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	October - December			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	12,399	14,293	13,618	5.0	(14.1)
OIBDA	3,190	4,674	4,674	(0.0)	(35.9)
OIBDA margin	25.7%	32.7%	34.3%	(1.6 p.p. )	(8.7 p.p. )
Operating Income (OI)	933	2,421	2,548	(5.0)	(66.2)
CapEx	3,710	3,087	3,022	2.1	9.9
OpCF (OIBDA-CapEx)	(520)	1,587	1,652	(3.9)	n.s.

	2014	2013
Reported revenues	12,399	14,436
Forex impact	2,628
Hyperinflation in Venezuela	46	(267)
Changes in the consolidation perimeter		(551)

Organic revenues	14,293	13,618

Reported OIBDA	3,190	4,977
Forex impact	1,051
Hyperinflation in Venezuela	31	(107)
Tower sales	(138)	(72)
Restructuring charge provision	662
T. Czech Republic negative fair value adjustment		120
TMAS disposal		(7)
Changes in the consolidation perimeter	(122)	(237)

Organic OIBDA	4,674	4,674

Reported CapEx	3,710	3,376
Forex impact	1,123
Hyperinflation in Venezuela	(12)	(29)
Spectrum acquisition	(1,503)	(226)
Urban qualification of real estate properties	(6)
Restructuring charge provision	(40)
Changes in the consolidation perimeter	(185)	(99)

Organic CapEx	3,087	3,022

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. In addition, CapEx excludes investment in spectrum and in 2014 excludes changes in the urban qualification of real estate properties and investment in Telefónica’s headquarters in Barcelona.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2014	December 2013	% Chg
Non-current assets	99,435	89,597	11.0
Intangible assets	22,353	18,548	20.5
Goodwill	25,111	23,434	7.2
Property, plant and equipment and Investment properties	33,343	31,040	7.4
Investments accounted for by the equity method	788	2,424	(67.5)
Non-current financial assets	10,973	7,775	41.1
Deferred tax assets	6,867	6,376	7.7
Current assets	22,864	29,265	(21.9)
Inventories	934	985	(5.2)
Trade and other receivables	10,606	9,640	10.0
Tax receivables	1,749	1,664	5.1
Current financial assets	2,932	2,117	38.5
Cash and cash equivalents	6,529	9,977	(34.6)
Non-current assets classified as held for sale	114	4,882	(97.7)
Total Assets = Total Equity and Liabilities	122,299	118,862	2.9
Equity	30,289	27,482	10.2
Equity attributable to equity holders of the parent and other holders of equity instruments	21,115	21,185	(0.3)
Non-controlling interests	9,174	6,297	45.7
Non-current liabilities	62,311	62,236	0.1
Non-current interest-bearing debt	50,688	51,172	(0.9)
Non-current trade and other payables	2,377	1,701	39.8
Deferred tax liabilities	2,566	3,063	(16.2)
Non-current provisions	6,680	6,300	6.0
Current liabilities	29,699	29,144	1.9
Current interest-bearing debt	9,094	9,527	(4.5)
Current trade and other payables	16,943	15,221	11.3
Current tax payables	2,026	2,203	(8.1)
Current provisions	1,595	1,271	25.5
Liabilities associated with non-current assets held for sale	41	922	(95.6)
Financial Data
Net Financial debt (1)	45,087	45,381	(0.6)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net Financial Debt in December 2014 includes: Non-current interest-bearing debt + Non-current trade and other payables (1,276) + Current interest-bearing debt + Current trade and other payables (210) - Non-current financial assets (6,267) - Current financial assets - Current trade and other receivables (453) - Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2014	2013	% Chg
I	Cash flow from operations	15,940	18,566	(14.1)
II	Net interest payment (1)	(2,530)	(2,415)
III	Payment for income tax	(1,187)	(1,806)
A=I+II+III	Net cash provided by operating activities	12,224	14,346	(14.8)
B	Net payment for investment in fixed and intangible assets	(8,870)	(9,140)
	Spectrum (2)	(932)	(1,499)
C=A+B	Net free cash flow after CapEx	3,354	5,206	(35.6)
D	Net Cash received from sale of Real Estate	5	26
E	Net payment for financial investment (3)	(536)	(110)
F	Net payment for operations with minority shareholders and treasury stock (4)	144	397
G=C+D+E+F	Free cash flow after dividends	2,967	5,519	(46.3)
H	Effects of exchange rate changes on net financial debt	2,405	(168)
I	Effects on net financial debt of changes in consolid. and others	268	(191)
J	Net financial debt at beginning of period	45,381	51,259
K=J-G+H+I	Net financial debt at end of period	45,087	45,381	(0.6)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	2014 includes the following spectrum payments: 545 million euros in Brazil, 166 million euros in Argentina, 93 million euros in Colombia, 82 million euros in Panama, 39 million euros in Venezuela, 5 million euros in the United Kingdom and 2 million euros in Nicaragua. 2013 includes the following spectrum payments: 669 million euros in United Kingdom, 531 million euros in Brazil, 119 million euros in Peru, 73 million euros in Colombia, 69 million euros in Spain, 24 million euros in Uruguay, 8 million euros in Ireland, 4 million euros in Mexico and 1 million euros in Nicaragua.
(3)	In 2014, the following proceeds are included: 2,163 million euros from the disposal of T. Czech Republic, 754 million euros from the sale of T. Ireland, 814 million euros from the capital increase of Telefónica Deutschland and 687 million euros from the sale of the 2,5% stake in China Unicom. Also included are the payment of 4,569 million euros for the acquisition of E-Plus and the payment of 325 million euros for the acquisition of a 22% stake in Mediaset en DTS.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are fully consolidated.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2014	2013	% Chg
OIBDA	15,515	19,077	(18.7)
- CapEx accrued during the period	(9,448)	(9,395)
- Payments related to cancellation of commitments	(789)	(789)
- Net interest payment	(2,530)	(2,415)
- Payment for tax	(1,187)	(1,806)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(314)	(122)
- Investment In working capital and other deferred income and expenses	2,107	656
= Net Free Cash Flow after CapEx	3,354	5,206	(35.6)
+ Net Cash received from sale of Real Estate	5	26
- Net payment for financial investment	(536)	(110)
- Net payment for operations with minority shareholders and treasury stock	144	397
= Free Cash Flow after dividends	2,967	5,519	(46.3)

Unaudited figures (Euros in millions)

	January - December
	2014	2013	% Chg
Net Free Cash Flow after CapEx	3,354	5,206	(35.6)
+ Payments related to cancellation of commitments	789	789
- Operations with minority shareholders	(327)	(604)
= Free Cash Flow	3,817	5,391	(29.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,606	4,628
= Free Cash Flow per share (euros)	0.83	1.16	(28.9)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	For the purposes of calculating the Free Cash Flow per share ratios, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2014 and 2012 have been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on September 24, 2014 are included in the calculation of Free Cash Flow per share from that date.
•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2014	2013	% Chg
OIBDA	15,515	19,077	(18.7)
- CapEx accrued during the period	(9,448)	(9,395)
- Payments related to cancellation of commitments	(789)	(789)
- Net interest payment	(2,530)	(2,415)
- Payment for tax	(1,187)	(1,806)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(314)	(122)
- Investment In working capital and other deferred income and expenses	2,107	656
= Net Free Cash Flow after CapEx	3,354	5,206	(35.6)
+ Net Cash received from sale of Real Estate	5	26
- Net payment for financial investment	(536)	(110)
- Net payment for operations with minority shareholders and treasury stock	144	397
= Free Cash Flow after dividends	2,967	5,519	(46.3)

Unaudited figures (Euros in millions)

	January - December
	2014	2013	% Chg
Net Free Cash Flow after CapEx	3,354	5,206	(35.6)
+ Payments related to cancellation of commitments	789	789
- Operations with minority shareholders	(327)	(604)
= Free Cash Flow	3,817	5,391	(29.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,606	4,628
= Free Cash Flow per share (euros)	0.83	1.16	(28.9)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	For the purposes of calculating the Free Cash Flow per share ratios, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2014 and 2012 have been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on September 24, 2014 are included in the calculation of Free Cash Flow per share from that date.
•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		December 2014
	Long-term debt (1)	51,964
	Short term debt including current maturities (2)	9,304
	Cash and cash equivalents	(6,529)
	Short and Long-term financial investments (3)	(9,652)
A	Net Financial Debt	45,087
	Gross commitments related to employee benefits (4)	3,896
	Value of associated Long-term assets (5)	(806)
	Taxes receivable (6)	(1,114)
B	Net commitments related to employee benefits	1,977
A + B	Total Debt + Commitments	47,063
	Net Financial Debt / OIBDA (7)	2.74x

•	Nota:
•	2014 reported figures include the hyperinflationary adjustments in Venezuela.

(1)	Includes “Non current interest-bearing debt” and 1,276 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 210 million euros of “Other current payables”.
(3)	Includes “Current financial assets” and 6,267 million euros of “Non-current financial assets” and 453 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding gains/losses on the sale of companies.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan -Dec 2014	Jan -Dec 2013	December 2014	December 2013
USA (US Dollar/Euro)	1.326	1.327	1.214	1.379
United Kingdom (Sterling/Euro)	0.806	0.849	0.779	0.834
Argentina (Argentinean Peso/Euro)	10.751	7.226	10.382	8.993
Brazil (Brazilian Real/Euro)	3.117	2.851	3.225	3.231
Chile (Chilean Peso/Euro)	756.710	656.245	736.654	723.490
Colombia (Colombian Peso/Euro)	2,650.032	2,478.689	2,904.688	2,657.292
Costa Rica (Colon/Euro)	722.022	671.141	662.252	700.280
Guatemala (Quetzal/Euro)	10.255	10.430	9.223	10.814
Mexico (Mexican Peso/Euro)	17.655	16.930	17.898	18.045
Nicaragua (Cordoba/Euro)	34.445	32.807	32.293	34.935
Peru (Peruvian Nuevo Sol/Euro)	3.767	3.582	3.614	3.857
Uruguay (Uruguayan Peso/Euro)	30.779	27.055	29.543	29.498
Venezuela (Bolivar Fuerte/Euro) (3)	60.691	8.688	60.691	8.688

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 09/30/14 and 12/31/13.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-December 2014 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the previously denominated SICAD II, (set at 50 Venezuelan bolivar fuerte per dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2014
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	72%	16%	7%	5%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	December 2014
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	81%	17%	2%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Stable	05/19/2014
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Eurobond	10-Feb-14	500	EUR	Telefónica Deutschland	2.375%	10-Feb-21	XS1025752293
Eurobond	26-Mar-14	200	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.650%	26-Mar-16	XS1046491657
CLP Bond	27-Mar-14	47,000	CLP	Telefónica Chile, S.A.	5.750%	14-Mar-19	BCTCH-Q *
Eurobond	10-Apr-14	200	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.750%	10-Apr-17	XS1053304991
Eurobond	27-May-14	1,250	EUR	Telefónica Emisiones, S.A.U.	2.242%	27-May-22	XS1069430368
Eurobond	04-Jun-14	100	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.750%	10-Abr-17	XS1053304991
USD Bond	23-Jun-14	500	USD	Telefónica Emisiones, S.A.U.	Libor 3M + 0.650%	23-Jun-17	US87938WAS26
Mandatory exchangeable bond (Telecom Italia)	24-Jul-14	750	EUR	Telefónica, S.A.	6.000%	24-Jul-17	XS1090155125
Notes mandatorily convertible into new and/or existing shares of Telefónica, S.A	24-Sep-14	1,500	EUR	Telefónica Participaciones, S.A.U.	4.900%	25-Sep-17	XS1111071574
Eurobond	17-Oct-14	800	EUR	Telefónica Emisiones, S.A.U.	2.932%	17-Oct-29	XS1120892507

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	31-Mar-14	750	EUR	Telefónica Europe, B.V.	5.000%	31-Mar-20	XS1050460739
Hybrid bond	31-Mar-14	1,000	EUR	Telefónica Europe, B.V.	5.875%	31-Mar-24	XS1050461034
Hybrid bond	04-Dec-14	850	EUR	Telefónica Europe, B.V.	4.200%	04-Dec-19	XS1148359356

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	18-Feb-14	3,000	EUR	Telefónica, S.A.	18-Feb-19
Bilateral Loan	19-Mar-14	125	EUR	Telefónica, S.A.	19-Mar-19
Bilateral loan on supplies	13-Jun-14	185	EUR	Telefónica, S.A.	13-Jun-19
Bilateral Loan	25-Jun-14	50	EUR	Telefónica, S.A.	25-Jun-18
Bilateral Loan	26-Jun-14	2,000	EUR	Telefónica, S.A.	26-Jun-17
Syndicated facility	19-Feb-15	2,500	EUR	Telefónica, S.A.	19-Feb-20
Syndicated facility	19-Feb-15	3,000	EUR	Telefónica, S.A.	18-Feb-19

*	Reference number of Bolsa de Comercio de Santiago

02

TELEFÓNICA ESPAÑA

Telefónica España’s results in 2014 marked an inflection point in the Company’s transformation, reflecting a gradual recovery in revenues that allow for an increasingly sustainable business model and to focus on future growth, in a more favourable macroeconomic and competitive environment.

Thus, revenues have confirmed a clear trend of improvement quarter-on-quarter with a 4.9% decline in the fourth quarter (+1.7 percentage points vs. the previous quarter), underpinned by a differential competitive positioning that has boosted commercial activity, the penetration of growth services (fibre, TV and 4G), the level of customer loyalty and satisfaction, and resulted in a more stable high-value access base.

Accordingly, at the end of 2014 the Company was the leader in the Pay TV market with 1.9 million customers (x3 year-on-year) and had over one million 100 Mb fibre customers (x2 year-on-year), while the mobile contract base posted net additions in the year for the first time since 2011 (excluding the disconnection of inactive M2M accesses in the first quarter).

Over the year, the commercial offer continuously improved offering more value to the customer. Noteworthy developments include: the launch in April of “Movistar Fusión TV” in the “Fusión” convergent portfolio; the increase in the volume of mobile data and the flexibilisation of the purchasing of content bundles in the third quarter; and the December launch of “Movistar Series”, an “a la carte” multi-screen TV service which, for a fee of 7 euros per month (including VAT), offers successful series (some exclusively) just one day after they premiere in the US. The mobile-only contract offer was enhanced in October with the launch of the new “VIVE” portfolio, which was renewed in February 2015 with an increase in data volume and the introduction of new value-added services.

Telefónica España had 41.2 million accesses at the end of 2014, 1% below 2013 (-2% year-on-year at the end of September) due to the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of the year.

•	“Movistar Fusión”, with a customer base of 3.7 million and 1.4 million additional mobile lines, maintained solid year-on-year growth (+27% compared with 2013) and further increased penetration levels (73% of the fixed broadband customer base and 57% of the mobile contract base in the consumer segment).

The gross additions in the quarter that added new services accounted for 80% (78% in the previous quarter and 64% in the same quarter in 2013), while at the same time the level of higher quality products (fibre and TV) being purchased continued to increase. As a result, 21% of “Fusión” customers now have 100 Mb fibre (+8 percentage points year-on-year) and 45% have IPTV (+31 percentage points year-on-year).

“Movistar Fusión” churn stood at 1.1% and ARPU at 69.3 euros (69.7 euros in the third quarter, which included additional consumption typical in the summer period).

•	Retail fixed accesses (-6% year-on-year) posted a net loss of 147 thousand accesses in the quarter (-642 thousand in the year).

•	Retail broadband accesses rose to 5.9 million, up 1% year-on-year, with net additions of 13 thousand accesses in the fourth quarter (39 thousand in the year), boosted by the strong performance of fibre and the reduction in churn (1.5%, -0.1 percentage points year-on-year).

Fibre customer growth accelerated again in the quarter, reaching record net additions of 248 thousand accesses, up 19% compared with the previous quarter and 2.5 times the figure in the fourth quarter of 2013. Also noteworthy was customers’ preference for high-speed fibre, as 141 thousand of the new accesses in the quarter signed up for 100 Mb, with a lower churn compared with ADSL customers (0.5 times) and a higher ARPU (10 euros price premium, 12 euros with VAT). As a result, fibre customers now represent 22% of the broadband customer base, with 1.3 million accesses (more than double than a year ago) and 100 Mb accesses total over one million.

The intense pace of fibre deployment continued to accelerate, reaching 1.6 million premises passed in October-December (1.4 million in July-September) to total 10.3 million premises passed at the end of 2014. The target for 2014 was therefore met although the subsequent pace of deployment will depend on future regulation.

•	Pay TV accesses reached 1.9 million (almost tripling compared with December 2013), reflecting the success of “Movistar TV” as a key differentiation lever of the convergent offer, with quality content and innovative features. Net additions in the quarter totalled 305 thousand accesses (1.2 million in the year), with a standout performance from churn (1.0%; -1.9 percentage points year-on-year), which is at an historic low.

•	Total mobile accesses stood at 17.6 million, down 8% compared with December 2013, impacted by the disconnection in the first quarter of 569 thousand inactive M2M contract accesses mentioned above.

Especially noteworthy is the recovery of the contract base, with 77 thousand net additions in 2014 (excluding the impact of the aforementioned M2M disconnections). This marks a return to year-on-year growth for the first time since 2011 (+0.5% year-on-year), driven by churn reduction (-0.2 percentage points compared with 2013), with smaller customer losses due to portability (-30% year-on-year), and the growth in gross additions (+10% year-on-year).

Quarterly net contract additions were down slightly quarter-on-quarter (57 thousand versus 95 thousand) mainly due to a lower M2M net adds (46 thousand versus 75 thousand in the third quarter), as churn (excluding M2M) was stable at 1.5% (-0.5 percentage points year-on-year) and the net portability balance maintained its improvement (-52 thousand in the quarter, 51% down on the previous quarter).

78% of mobile voice customers in the consumer segment have already migrated to “Fusión” or the new mobile tariffs launched in 2013 (75% in the previous quarter).

Smartphones now account for 61% of the mobile voice base, up 10 percentage points year-on-year (+4 percentage points quarter-on-quarter), boosting data traffic growth (+28% year-on-year in 2014). The LTE network rollout continued to progress and coverage reached 58% of the population at the end of December 2014.

Mobile ARPU in the fourth quarter declined to 5.5% year-on-year (-10.1% in the year), though it is becoming less representative owing to its significant dependence on the allocation of convergent offer revenues.

The improved commercial activity, the growth in high-value customers and the lower impact of customer repositioning consolidated the stabilization of revenues at around 3,000 million euros per quarter (3,038 million euros in October-December). Thus, revenues in 2014 amounted to 12,023 million euros, down 7.2% year-on-year (6.4 percentage points less than the decline in 2013).

In the fourth quarter revenues improved their trend up to -4.9% (compared with -6.6% in July-September) mainly due to the better performance of service revenues. Revenues from handset sales advanced 14.7% compared with the fourth quarter of 2013, though the growth rate slowed compared with the third quarter (+44.1% year-on-year).

The revenue breakdown is becoming increasingly less relevant given the high penetration level of the convergent offer. However:

•	Fixed business revenues (8,543 million euros) fell 3.6% year-on-year in 2014 and 0.8% in the final quarter thanks to the improved performance of broadband and new services (TV and data). The October-December period includes the booking of Universal Service revenues of 16 million euros (19 million euros in the fourth quarter of 2013).

•	Mobile business revenues (4,556 million euros) fell 11.0% year-on-year in January-December, and 7.1% in October-December, mainly due to the improved performance of customer revenues.

Operating expenses amounted to 6,965 million euros in 2014, down 1.1% year-on-year on the back of the ongoing cost control and the savings generated by the various efficiency initiatives implemented several years ago. In the quarter they fell 0.1% year-on-year, an improvement of 3.2 percentage points quarter-on-quarter, primarily due to the better performance of supply costs. Breakdown as follows:

•	Supplies (2,592 million euros) increased 4.2% compared with 2013, despite the interconnection costs savings in the first two quarters, mainly reflecting higher spending on handsets and TV content. However, in the quarter, supplies improve their year-on-year trend (+8.1%) by 8.8 percentage points versus the previous quarter due to lower TV content and handset costs.

•	Personnel expenses (2,139 million euros) grew 1.2% compared with 2013, mainly due to the end of the redundancy programme in 2013 (savings of 95 million euros in 2014) and the temporary removal of the Company’s contribution to the pension plan that began in April 2013 and ended on 1 July 2014 (savings of 28 million euros). In October-December personnel expenses increased by 5.7% year-on-year owing to the greater negative impact on the year-on-year comparison of the above-mentioned measures. At the end of December, Telefónica España’s headcount totalled 30,020 employees.

•	Other operating expenses (2,234 million euros) fell by 8.5% compared with 2013, with the pace of decline increasing in the final quarter to 13.6% year-on-year, reflecting the savings resulting from simplification processes, redefinition of distribution channels and insourcing of activities, and despite the increased commercial effort (advertising and handset sales).

OIBDA amounted to 5,671 million euros in 2014 (-10.6% year-on-year; -3.3% in the quarter), impacted by the Company’s greater commercial effort to capture the growth and value opportunity in the market.

OIBDA performance is impacted by the sale of non-strategic towers both in 2014 (191 million euros; 136 million in the fourth quarter) and 2013 (70 million euros in the fourth quarter), and the one-off sale of real state (41 million euros in the fourth quarter of 2014).

Thus, in organic terms, the pace of decline in quarterly OIBDA eased (-7.8% year-on-year; -14.4% in the third quarter), reflecting the improved performance of revenues and costs in the period, resulting in an OIBDA margin of 51.0% (46.5% excluding the sale of towers; -1.4 percentage points year-on-year in organic terms).

In 2014, OIBDA fell by 12.6% year-on-year in organic terms and the margin stood at 47.2% (-2.8 percentage points year-on-year organic).

CapEx amounted to 1,732 million euros in 2014, (+13.3% year-on-year in reported terms) and grew by 15.2% year-on-year in organic terms (excluding 69 million euros for the extension of the 900 MHz spectrum license in 2013; and 49 million euros related to changes in the urban qualification of real estate properties in 2014, 6 million euros in the final quarter). The year-on-year growth reflects the faster pace of connection of fibre and TV customers and the rapid rollout of fibre and LTE networks, differential assets that enable the Company to maintain its leadership in quality.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	38,196.6	37,695.5	37,171.2	36,663.6	35,588.4	35,702.4	35,845.3	35,836.7	(2.3)
Fixed telephony accesses (1)	11,587.2	11,420.3	11,261.3	11,089.8	10,883.9	10,715.4	10,595.2	10,447.8	(5.8)
Naked ADSL	22.9	22.5	22.4	22.8	22.1	21.9	21.9	21.3	(6.6)
Internet and data accesses	5,830.2	5,860.5	5,872.6	5,899.0	5,909.5	5,913.8	5,920.9	5,928.7	0.5
Narrowband	53.2	50.2	46.1	38.5	35.9	39.0	35.9	30.9	(19.6)
Broadband (2)	5,761.7	5,795.6	5,812.3	5,846.8	5,860.3	5,862.0	5,872.7	5,885.9	0.7
Fibre	372.0	430.9	494.0	593.7	701.3	861.0	1,068.9	1,316.8	n.m.
Other (3)	15.3	14.7	14.3	13.7	13.3	12.8	12.3	11.9	(13.7)
Mobile accesses	20,119.3	19,782.3	19,428.0	19,002.1	18,064.7	17,863.6	17,749.7	17,575.4	(7.5)
Prepay	4,966.5	4,769.5	4,560.0	4,262.7	3,996.7	3,767.8	3,559.2	3,328.1	(21.9)
Contract	15,152.7	15,012.8	14,867.9	14,739.3	14,068.0	14,095.8	14,190.5	14,247.3	(3.3)
M2M (4)	1,927.2	1,961.3	1,979.4	1,991.3	1,446.6	1,491.9	1,566.9	1,612.4	(19.0)
Pay TV (5)	659.9	632.5	609.3	672.7	730.3	1,209.5	1,579.4	1,884.7	n.m.

Wholesale Accesses	4,502.0	4,626.5	4,792.2	4,990.1	5,150.3	5,238.0	5,309.0	5,366.0	7.5
WLR (6)	485.9	488.6	506.6	525.8	541.7	556.0	564.0	570.6	8.5
Unbundled loops	3,358.1	3,475.3	3,619.0	3,787.1	3,910.8	3,979.1	4,034.1	4,087.3	7.9
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	96.6	94.1	(27.9)
Full ULL (7)	3,188.6	3,317.6	3,471.7	3,656.5	3,794.7	3,873.7	3,937.5	3,993.3	9.2
Wholesale ADSL	657.6	662.2	666.2	676.8	697.5	702.5	710.6	707.8	4.6
Other (8)	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	(28.5)

Total Accesses	42,698.6	42,322.0	41,963.3	41,653.6	40,738.7	40,940.4	41,154.3	41,202.7	(1.1)

TELEFÓNICA ESPAÑA
MOBILE ACCESSES
Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	24.7%	24.1%	23.5%	22.4%	22.1%	21.1%	20.1%	18.9%	(3.5 p.p.)
Contract percentage (%)	75.3%	75.9%	76.5%	77.6%	77.9%	78.9%	79.9%	81.1%	3.5 p.p.
MBB accesses (‘000)	7,888.8	8,375.8	8,486.8	8,761.5	9,055.8	9,271.7	9,259.0	9,754.4	11.3%
MBB penetration (%)	39%	42%	44%	46%	50%	52%	52%	56%	9.4 p.p.
Smartphones (‘000)	7,230.7	7,841.8	8,027.3	8,382.6	8,738.2	8,989.7	9,008.8	9,535.9	13.8%
Smartphone penetration (%)	41%	45%	47%	50%	54%	56%	57%	61%	10.2 p.p.

TELEFÓNICA ESPAÑA
FUSIÓN ACCESSES
Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Fusión Customers	1,733.7	2,190.7	2,566.2	2,916.3	3,221.3	3,389.3	3,557.5	3,716.9	27.5
Mobile add-ons	704.2	864.6	1,012.2	1,139.9	1,245.0	1,303.6	1,352.9	1,394.9	22.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Leased lines.
(4)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected.
(5)	In the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.
(6)	Wholesale Line Rental.
(7)	Includes naked shared loops.
(8)	Wholesale circuits.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	12,023	12,959	(7.2)	(7.2)	3,038	3,195	(4.9)	(4.9)
Revenues ex-handset revenues	11,355	12,417	(8.6)	(8.6)	2,832	3,015	(6.1)	(6.1)
Wireless Business	4,556	5,121	(11.0)	(11.0)	1,138	1,226	(7.1)	(7.1)
Mobile service revenues	3,888	4,580	(15.1)	(15.1)	932	1,046	(10.9)	(10.9)
Data revenues	1,508	1,606	(6.1)	(6.1)	379	394	(3.9)	(3.9)
Handset revenues	668	542	23.4	23.4	207	180	14.7	14.7
Wireline Business	8,543	8,861	(3.6)	(3.6)	2,225	2,243	(0.8)	(0.8)
FBB and new services (1)	4,368	4,289	1.8	1.8	1,141	1,091	4.6	4.6
Voice & access revenues	3,547	4,096	(13.4)	(13.4)	854	1,018	(16.2)	(16.2)
Other	627	476	31.9	31.9	230	134	71.3	71.3
Internal expenditure capitalized in fixed assets	316	286	10.5	10.5	92	87	6.2	6.2
Operating expenses	(6,965)	(7,042)	(1.1)	(1.1)	(1,783)	(1,784)	(0.1)	(0.1)
Supplies	(2,592)	(2,486)	4.2	4.2	(712)	(658)	8.1	8.1
Personnel expenses	(2,139)	(2,113)	1.2	1.2	(538)	(509)	5.7	5.7
Other operating expenses	(2,234)	(2,442)	(8.5)	(8.5)	(533)	(617)	(13.6)	(13.6)
Other net income (expense)	32	50	(35.7)	(30.2)	3	30	(88.7)	(79.8)
Gain (loss) on sale of fixed assets	268	97	n.m.	n.m.	202	81	n.m.	n.m.
Impairment of goodwill and other assets	(3)	(9)	(67.3)	(67.3)	(2)	(5)	(62.8)	(62.8)
Operating income before D&A (OIBDA)	5,671	6,340	(10.6)	(12.6)	1,551	1,604	(3.3)	(7.8)
OIBDA Margin	47.2%	48.9%	(1.8 p.p. )	(2.8 p.p. )	51.0%	50.2%	0.8 p.p.	(1.4 p.p. )
CapEx (2)	1,732	1,529	13.3	15.2	546	620	(12.0)	(13.0)
Spectrum	—	69	n.m.	n.m.	—	—	n.m.	n.m.
OpCF (OIBDA-CapEx) (2)	3,939	4,811	(18.1)	(21.0)	1,005	984	2.1	(4.3)

Note:

•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	In the third and the fourth quarter of 2014, CapEx organic variance also excludes the changes in the urban qualification of real estate properties.

TELEFÓNICA ESPAÑA

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	8,768	8,588	8,988	8,992	9,033	3.0
Data traffic (TB)	13,579	14,058	15,197	18,295	22,278	64.1
ARPU (EUR) (1)	16.4	16.1	16.0	16.0	15.5	(5.5)
Prepay	6.5	6.3	6.0	6.6	5.9	(9.5)
Contract (2)	22.3	21.0	20.8	20.6	20.0	(10.3)
Data ARPU (EUR) (1)	6.8	6.9	6.9	7.1	7.1	4.6
% non-SMS over data revenues	93.8%	94.8%	95.4%	94.5%	95.3%	1.5 p.p.
Churn (1)	2.3%	3.5%	2.0%	1.8%	1.9%	(0.4 p.p. )
Contract (2)	2.0%	2.2%	1.7%	1.5%	1.5%	(0.5 p.p. )

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	34,428	8,588	17,575	26,567	35,600	3.4
Data traffic (TB)	54,590	14,058	29,255	47,549	69,827	27.9
ARPU (EUR) (1)	17.7	16.1	16.0	16.0	15.9	(10.1)
Prepay	7.3	6.3	6.1	6.3	6.2	(14.5)
Contract (2)	24.0	21.0	20.9	20.8	20.6	(14.2)
Data ARPU (EUR) (1)	6.8	6.9	6.9	7.0	7.0	3.6
% non-SMS over data revenues	92.1%	94.8%	95.1%	94.9%	95.0%	2.8 p.p.
Churn (1)	2.2%	3.5%	2.8%	2.5%	2.3%	0.1 p.p.
Contract (2)	2.0%	2.2%	1.9%	1.8%	1.7%	(0.3 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

03

TELEFÓNICA UK

(year-on-year changes in local currency)

In January 2015, Telefónica and Hutchison Whampoa agreed to enter into exclusive non-binding negotiations for the potential acquisition of O2 UK for an indicative price in cash of £10.25bn.

In the last quarter 2014, Telefónica UK showed strong trends building on momentum from previous quarters, which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty. With this, the Company delivered positive revenue growth year-on-year, strong contract and prepay trading and OIBDA margin stability for the full year.

Fast LTE deployment continued, reaching 58% outdoor population coverage at December (+20 percentage points year-on-year), giving a strong opportunity to further increase data traffic (data usage of LTE customers is 3 times higher vs 3G) and resulting into high single digit ARPU uplift. This has led to LTE customers representing 19% of the mobile base at the end of December.

Total accesses grew 3% year-on-year and totalled 24.7 million at December. It is worth highlighting:

•	Total mobile accesses reached 24.5 million at the end of 2014 (+4% year-on-year). The mobile contract customer base grew 6% year-on-year to account for 56% of the base as of December (+2 percentage points year-on-year). The prepay mobile base remained stable year-on-year, reversing declining trends of previous quarters (-1% at the end of September).

•	Contract net additions, excluding M2M, totalled 215 thousand in the fourth quarter (291 thousand including M2M), a growth of 13% year-on-year (+14% quarter-on-quarter). In 2014, contract net additions reached 616 thousand; 834 thousand including M2M.

Prepay net additions in October-December were 103 thousand (-3 thousand in 2014) due to the continued success of the new set of tariffs launched in May (“Big Bundles”).

•	This contributed to total quarterly net additions of 394 thousand (+78% year-on-year; +24% quarter-on-quarter), the strongest performance in six years. Total net additions for the year to December 2014 were 830 thousand (+6% year-on-year).

•	Contract churn, excluding M2M, remained at market leading levels of 1.0% in the quarter and for the full year, improving 0.1 percentage points year-on-year in both periods.

•	The Smartphone base stood at 11.3 million at the end of December, with a penetration of 52% (+3 percentage points year-on-year).

•	Data traffic increased 72% year-on-year in 2014 and accelerated to 87% in the fourth quarter thanks to the increased smartphone penetration and higher usage per customer.

•	ARPU[1] continued to show an improving trend year-on-year during the fourth quarter, and excluding “O2 Refresh” declined 0.6% year-on-year (-1.4%, -2.6% and -5.3%, respectively, in the third, second and first quarter). In January-December, it was 2.5% lower year-on-year.

Revenue in the October-December period accelerated its growth to 5.4% year-on-year excluding the impact of “O2 Refresh” (+2.3% year-on-year in the third quarter), leading to a positive full year growth of 0.6%. Reported revenue reached 7,062 million euros (+0.2% year-on-year in 2014; +3.2% in the last three months) on the back of improving mobile service revenue trends and growing handset and others revenue on the back of strong trading of high-end devices (+28.8% year-on-year in the fourth quarter vs +10.3% in the third quarter).

[1]	Revenues from the “O2 Refresh” model are not being reported under mobile service revenues and are instead reported in handset revenues, thus smartphone device sales are not being reflected in ARPU.

Mobile service revenue, excluding the impact of “O2 Refresh”, improved in the fourth quarter to 2.9% year-on-year (+1.1% in the third quarter) benefiting from strong base growth, increased data usage and price stabilisation. Mobile service revenue totalled 5,397 million euros in 2014 (-6.2% year-on-year) and strengthened its performance in the October-December period to -4.5% year-on-year (-5.5% in the third quarter).

Data revenue improved 1.1% year-on-year in the last quarter of 2014 (+1.5% in the full year), driven by the sustained growth of non-SMS data revenue (+18.6% year-on-year in the fourth quarter). This resulted in non-SMS data revenue increasing its weight by 8 percentage points in the year to account for 58% of data revenue, while data revenue represented 57% of mobile service revenue (+4 percentage points year-on-year).

Operating expenses reached 5,485 million euros in the year, 0.9% lower than in the same period of 2013 (+4.3% in the fourth quarter).

•	Supplies (3,520 million euros) increased 3.5% year-on-year in the fourth quarter (-1.8% year-on-year in the third quarter) due to higher handset volumes from the improved trading in the period. In 2014, supplies declined 1.8% year-on-year due to lower mobile termination expenses. Also, it should be mentioned that in the first quarter of 2014 there was a positive non-recurrent impact of 24 million euros (true-up of past commissions).

•	Personnel expenses totalled 460 million euros and declined 1.2% year-on-year in the quarter (-5.7% in the previous quarter) due to the benefits of outsourcing the customer service annualising. The performance in the year (-19.6% year-on-year) was also affected by non-recurrent restructuring expenses (5 million euros in the first quarter of 2014 and 48 million euros in the first half of 2013).

•	Other expenses increased 9.1% year-on-year in the year to reach 1,505 million euros (+8.2% year-on-year in the fourth quarter) due to the outsourcing of customer service activities.

OIBDA reached 1,744 million euros in 2014 (+1.1% year-on-year; -3.0% year-on-year in the quarter) and was impacted by non-recurrent effects mostly related to the disposal of fixed business assets in 2013 (73 million in the second quarter of 2013; 10 million euros in the fourth quarter of 2013; 34 million euros in the third quarter of 2014). Excluding these effects and the previously mentioned true-up commission and restructuring expenses, OIBDA in the fourth quarter remained broadly flat (-0.6% year-on-year vs -4.8% year-on-year in the third quarter) and grew 1.3% in the full year.

This resulted in an OIBDA margin of 24.7% in the year to December 2014 (+0.2 percentage points year-on-year; +0.3 percentage points excluding non-recurrent items mentioned above) and 23.9% in the fourth quarter (-1.5 percentage points year-on-year; -0.9 percentage points, excluding non-recurrent items).“O2 Refresh” contributed 3.7 percentage points to OIBDA margin in the year, but with a broadly flat contribution of “O2 Refresh” to year-on-year change in 2014.

CapEx amounted to 755 million euros in 2014, an increase of 7.5% year-on-year excluding spectrum (719 million in 2013), mainly focused on LTE expansion.

Operating Cash Flow (OIBDA-CapEx) totalled 989 million euros.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	23,814.0	23,326.8	23,639.5	23,872.0	23,803.9	24,001.3	24,324.5	24,726.4	3.6
Fixed telephony accesses (1)	384.5	192.7	198.7	208.2	211.4	217.9	221.5	228.0	9.5
Internet and data accesses	519.4	10.4	13.6	14.8	16.4	16.8	17.8	19.2	29.8
Broadband	519.4	10.4	13.6	14.8	16.4	16.8	17.8	19.2	29.8
Mobile accesses	22,910.1	23,123.7	23,427.2	23,649.0	23,576.1	23,766.6	24,085.2	24,479.1	3.5
Prepay	10,758.0	10,680.0	10,764.7	10,764.7	10,556.7	10,548.6	10,658.4	10,761.2	(0.0)
Contract	12,152.1	12,443.7	12,662.4	12,884.3	13,019.4	13,218.0	13,426.7	13,717.9	6.5
M2M	1,750.5	1,872.3	1,943.3	1,974.5	2,038.0	2,096.1	2,116.2	2,192.0	11.0
Wholesale Accesses (2)	42.4	36.8	40.7	31.6	—	—	—	—	—

Total Accesses	23,856.4	23,363.6	23,680.2	23,903.6	23,803.9	24,001.3	24,324.5	24,726.4	3.4

TELEFÓNICA UK

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	47.0%	46.2%	45.9%	45.5%	44.8%	44.4%	44.3%	44.0%	(1.6 p.p. )
Contract percentage (%)	53.0%	53.8%	54.1%	54.5%	55.2%	55.6%	55.7%	56.0%	1.6 p.p.
MBB accesses (‘000)	10,214.3	10,354.3	10,647.7	10,955.8	11,044.9	10,979.5	11,338.9	11,880.2	8.4%
MBB penetration (%)	45%	45%	45%	46%	47%	46%	47%	49%	2.2 p.p.
Smartphones (‘000)	9,718.0	9,866.1	10,158.3	10,478.0	10,566.8	10,501.2	10,835.1	11,338.0	8.2%
Smartphone penetration (%)	47%	48%	48%	49%	50%	50%	50%	52%	2.7 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	From the first quarter of 2014, the company stopped offering a wholesale service.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	7,062	6,692	5.5	0.2	1,913	1,742	9.8	3.2
Mobile service revenues	5,397	5,461	(1.2)	(6.2)	1,361	1,338	1.7	(4.5)
Data revenues	3,096	2,897	6.9	1.5	781	725	7.7	1.1
Handset revenues and other	1,665	1,231	35.3	28.4	552	404	36.7	28.8
Internal expenditure capitalized in fixed assets	122	113	8.6	3.1	39	31	24.6	17.5
Operating expenses	(5,485)	(5,256)	4.4	(0.9)	(1,490)	(1,343)	10.9	4.3
Supplies	(3,520)	(3,403)	3.4	(1.8)	(976)	(887)	10.0	3.5
Personnel expenses	(460)	(543)	(15.3)	(19.6)	(120)	(115)	5.0	(1.2)
Other operating expenses	(1,505)	(1,310)	14.9	9.1	(393)	(341)	15.3	8.2
Other net income (expense)	(4)	(0)	n.m.	n.m.	(6)	(0)	n.m.	n.m.
Gain (loss) on sale of fixed assets	59	88	(33.8)	(37.1)	0	12	(96.6)	c.s.
Impairment of goodwill and other assets	(10)	0	n.m.	c.s.	(0)	0	n.m.	c.s.
Operating income before D&A (OIBDA)	1,744	1,637	6.5	1.1	457	442	3.4	(3.0)
OIBDA Margin	24.7%	24.5%	0.2 p.p.		23.9%	25.4%	(1.5 p.p. )
CapEx	755	1,385	(45.5)	7.5	181	147	23.3	17.7
Spectrum	—	719	n.m.	n.m.	—	2	n.m.	n.m.
OpCF (OIBDA-CapEx)	989	252	n.m.	(3.2)	276	295	(6.5)	(12.9)

Note:

•	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	12,238	11,973	12,361	12,252	12,510	2.2
Data traffic (TB)	14,684	15,978	20,550	24,199	27,524	87.4
ARPU (EUR)	19.0	18.5	18.9	19.3	18.6	(7.8)
Prepay	7.4	7.0	7.3	7.6	7.4	(6.8)
Contract (1)	33.6	32.8	33.3	33.7	32.5	(9.2)
Data ARPU (EUR)	10.3	10.6	10.9	11.1	10.7	(2.3)
% non-SMS over data revenues	50.1%	56.5%	58.0%	58.5%	58.7%	8.6 p.p.
Churn	2.2%	2.1%	1.8%	1.9%	1.8%	(0.5 p.p. )
Contract (1)	1.1%	1.1%	1.0%	1.0%	1.0%	(0.1 p.p. )

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	48,479	11,973	24,334	36,587	49,096	1.3
Data traffic (TB)	51,319	15,978	36,528	60,727	88,251	72.0
ARPU (EUR)	19.6	18.5	18.7	18.9	18.8	(8.8)
Prepay	7.7	7.0	7.2	7.3	7.3	(9.3)
Contract (1)	35.0	32.8	33.0	33.3	33.1	(10.1)
Data ARPU (EUR)	10.4	10.6	10.7	10.8	10.8	(1.5)
% non-SMS over data revenues	50.0%	56.5%	57.3%	57.7%	57.9%	7.9 p.p.
Churn	2.3%	2.1%	2.0%	1.9%	1.9%	(0.4 p.p. )
Contract (1)	1.1%	1.1%	1.0%	1.0%	1.0%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA DEUTSCHLAND

The fourth quarter of 2014 reflects the starting point for the new Telefónica Deutschland with the integration of E-Plus Group from October 1, 2014 onwards. The new Company aims to become the leading Digital Telco in Germany, starting as the clear number one in terms of mobile customer base, with 42.1 million accesses at the end of December.

It expects to deliver synergies of more than 5 billion euros with an annual run rate contribution to Operating Cash Flow of 800 million euros from year 5 of the integration, primarily from the combination of networks, rationalization of the retail shop footprint, reduction of overhead and additional revenue-generating opportunities.

From 3rd February 2015, the Company enabled LTE access for all O2 contract customers and started a country-wide marketing campaign to encumber this technology as the key driver of a more digital lifestyle. From that same date, the “O2 Blue” tariff portfolio was updated, with increased data allowance. In addition, a new attractive “roam like home” EU package is included from the “L” tariff and a new data automatic top-up feature guarantees the quality of the service contracted without any disruption in the event that monthly allowance is reached.

The fourth quarter of the year saw the new Telefónica Deutschland sustaining a strong trading performance across segments and brands, which is the result of a successful start of joint commercial activities, with a focus on data monetization driven by LTE and the launch of new devices.

At the end of December, Telefónica Deutschland’s total access base stood at 47.7 million, with strong mobile contract trading in the quarter and an improving trend for the retail DSL business, reflecting an increasing demand for higher speed accesses.

Operating highlights were:

•	Contract mobile customer base reached 18.8 million at the end of December while the prepaid access base totalled 23.4 million, with a strong performance of key partners. Total mobile accesses (42.1 million) more than doubled over last year figure as a consequence of the incorporation of E-Plus customers, resulting in a share of contract customers over total base of 45%.

•	Smartphone penetration stood at 29% at the end of the fourth quarter on the back of a continued commercial focus on handset renewals and bundles of smartphone tariffs with devices.

•	Contract net additions totalled 318 thousand[1] in the period October to December leveraging strong demand for new devices in a competitive market. Prepaid net additions reached 35 thousand. As a result, total net additions in the fourth quarter totalled 353 thousand.

•	Contract churn excluding M2M stood at 1.9%[2] in the fourth quarter.

•	Mobile ARPU in the fourth quarter was 10.9 euros, with data ARPU at 5.7 euros, representing 52% of total mobile ARPU.

•	Retail broadband accesses trend improved to a quarterly net loss of 17 thousand, with VDSL contributing a total number of net additions of 65 thousands at the high-end of the portfolio; +20% over the previous quarter.

Revenues totalled 5,522 million euros for January to December 2014, +12.4% year-on-year due to the consolidation of the E-Plus Group from October 1, 2014. In the fourth quarter, revenues amounted to 2,019 million euros, broadly stable year-on-year vs. combined revenues from both Companies in the same period of 2013.

[1]	Excluding the impact from customer base adjustments in the former E-Plus Group (428 thousands) driven by the finalization of the harmonization of customer activity criteria and the disconnection of a partner.

Mobile service revenues amounted to 1,391 million euros in the last three months of 2014, consolidating the positive year-on-year performance (including mobile service revenue of both Companies in last quarter of 2013). This was mainly driven by premium brands, with a continued favourable mix in both acquisition of new customers and tariff renewals, and increased demand for LTE. For the full year 2014 (including the new Telefónica Deutschland in the fourth quarter), mobile service revenues amounted to 3,580 million euros.

Mobile data revenues totalled 723 million euros in the fourth quarter and 1,793 million euros in 2014 representing now 50% over mobile service revenues. Non-SMS data revenue grew to 499 million euros in October-December and 1,277 million euros in January-December, increasing its total share over data revenue to 71%.

Handset revenues increased to 795 million euros in 2014 (350 million euros in the quarter) from a good acceptance of new devices and bundles with tariffs.

Fixed revenues in the fourth quarter showed an improvement in the rate of decline over the previous quarter (-7.7% year-on-year vs. -9.0% in the third quarter) to 274 million euros. This was mainly due to a lower retail fixed broadband customer base, partly compensated by the uptake in demand for VDSL from new and existing customers. In 2014 fixed revenues reached 1,138 million euros (-7.8% year-on-year).

The fourth quarter of 2014 was significantly impacted by a 401 million euros non-cash provision for restructuring activities following the acquisition of E-Plus Group (409 million euros in the full year).The employee leaver program (314 million euros in the fourth quarter and 321 million euros in the full year) affected the evolution of personnel expenses, while 87 million euros were recorded under the caption of other net income (expense) in the fourth quarter.

Operating expenses were 4,817 million euros in 2014 and totalled 2,006 million euros in the fourth quarter of 2014, significantly impacted the previously mentioned provision.

Breakdown by component:

•	Supplies 2,144 million euros in January-December (762 million euros in the quarter) were mainly driven by the increased sales of devices in the period amid intense commercial activity.

•	Personnel expenses were 828 million euros in 2014 (498 million euros in the fourth quarter), significantly impacted by restructuring costs related to the acquisition of the E-Plus Group, as mentioned above.

•	Other operating expenses (1,846 million euros in January-December; 745 million euros in the fourth quarter) increased following the continued commercial spend to capture opportunities from the rising demand for LTE in the market.

OIBDA for 2014 amounted to 733 million euros and was negative in 38 million euros in the last quarter following the provision for restructuring activities (401 million euros in the fourth quarter; 409 million euros in the full year). OIBDA margin excluding restructuring costs reached 18.0% in the fourth quarter. Also to remind that in the fourth quarter of 2013, OIBDA was also affected by the positive impact of capital gains from the sale of assets of 76 million euros.

CapEx in 2014 totalled 849 million euros, with a clear focus of the accelerated deployment of the LTE network (outdoor coverage of 62% at the end of December; +20 percentage points year-on-year), and the initial activities for the integration of the two Companies.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	24,218.9	24,216.2	24,306.2	24,042.0	23,875.7	23,964.3	24,113.2	46,548.3	93.6
Fixed telephony accesses (1)	2,212.8	2,176.0	2,144.9	2,124.9	2,109.1	2,078.2	2,050.9	2,036.4	(4.2)
Internet and data accesses	2,630.2	2,583.1	2,543.5	2,516.1	2,491.7	2,450.2	2,413.4	2,387.0	(5.1)
Narrowband	294.6	287.9	277.2	271.7	265.8	258.8	252.5	243.2	(10.5)
Broadband	2,335.6	2,295.1	2,266.2	2,244.3	2,225.9	2,191.4	2,160.8	2,143.8	(4.5)
Mobile accesses	19,324.5	19,411.1	19,576.4	19,401.0	19,274.9	19,435.9	19,648.9	42,124.9	117.1
Prepay	9,123.6	9,150.6	9,260.7	9,114.9	8,910.9	8,919.7	8,989.3	23,350.7	156.2
Contract (2)	10,200.9	10,260.5	10,315.7	10,286.1	10,364.0	10,516.1	10,659.6	18,774.1	82.5
M2M	82.9	84.7	89.9	90.5	94.6	97.5	106.0	414.0	n.m.
Pay TV (3)	51.3	46.0	41.5	—	—	—	—	—	—
Wholesale Accesses	1,112.9	1,127.2	1,130.4	1,125.0	1,128.0	1,151.8	1,137.6	1,113.3	(1.0)

Total Accesses	25,331.8	25,343.3	25,436.6	25,166.9	25,003.7	25,116.1	25,250.8	47,661.5	89.4

TELEFÓNICA DEUTSCHLAND

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	47.2%	47.1%	47.3%	47.0%	46.2%	45.9%	45.7%	55.4%	8.5 p.p.
Contract percentage (%)	52.8%	52.9%	52.7%	53.0%	53.8%	54.1%	54.3%	44.6%	(8.5 p.p.	)
MBB accesses (‘000)	6,142.9	6,339.2	6,559.5	6,780.1	6,994.0	7,120.5	7,341.7	13,697.5	102.0%
MBB penetration (%)	32%	33%	34%	35%	36%	37%	37%	33%	(2.4 p.p.	)
Smartphones (‘000)	5,059.8	5,260.5	5,491.4	5,738.0	5,957.2	6,057.2	6,230.7	11,422.2	99.1%
Smartphone penetration (%)	28%	29%	30%	31%	33%	33%	34%	29%	(2.4 p.p.	)

•	E-Plus accesse are consolidated from the fourth quarter 2014.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2014, 428 thousand accesses were excluded from customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.
(3)	From the fourth quarter of 2013, the company stopped offering a TV service.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	5,522	4,914	12.4	(3.5)	2,019	1,243	62.4	(0.4)
Wireless Business	4,375	3,673	19.1	(2.2)	1,742	944	84.5	1.6
Mobile service revenues	3,580	2,989	19.8	(2.3)	1,391	743	87.3	(1.4)
Data revenues	1,793	1,443	24.3	(1.6)	723	364	98.9	(3.9)
Handset revenues	795	684	16.2	(1.7)	350	201	74.0	13.0
Wireline Business	1,138	1,235	(7.8)	(7.8)	274	297	(7.7)	(7.5)
FBB and new services (1)	815	869	(6.2)	(6.2)	197	205	(4.1)	(4.1)
Voice & access revenues	306	355	(13.8)	(13.7)	72	88	(18.0)	(17.3)
Other	18	11	61.6	61.6	5	4	32.1	32.1
Internal expenditure capitalized in fixed assets	92	74	24.3	9.3	34	22	56.9	5.3
Operating expenses	(4,817)	(3,799)	26.8	0.8	(2,006)	(968)	n.m.	5.9
Supplies	(2,144)	(1,958)	9.5	(3.9)	(762)	(507)	50.4	(1.2)
Personnel expenses	(828)	(419)	97.7	5.6	(498)	(107)	n.m.	13.2
Other operating expenses	(1,846)	(1,423)	29.7	5.7	(745)	(355)	n.m.	13.8
Other net income (expense)	(64)	43	c.s.	c.s.	(85)	17	c.s.	c.s.
Gain (loss) on sale of fixed assets	0	76	(99.6)	(99.6)	(0)	76	c.s.	c.s.
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	733	1,308	(44.0)	(22.1)	(38)	390	c.s.	(38.2)
OIBDA Margin	13.3%	26.6%	(13.4 p.p. )	(5.1 p.p. )	(1.9%)	31.4%	(33.2 p.p. )	(11.9 p.p. )
CapEx	849	666	27.5	(6.4)	438	198	n.m.	7.1
Spectrum	—	—	n.m.	—	—	—	n.m.	—
OpCF (OIBDA-CapEx)	(116)	642	c.s.	(38.3)	(476)	192	c.s.	(85.0)

Note:

•	The Consolidated Income Statement of Telefónica Deutschland include E-Plus’ Consolidated Income Statement from the fourth quarter 2014.
•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	7,520	7,572	7,775	7,398	18,441	n.m.
Data traffic (TB)	10,042	10,569	11,247	12,898	37,159	n.m.
ARPU (EUR)	12.5	12.1	12.5	12.7	10.9	(13.3)
Prepay	5.1	5.0	5.2	5.3	5.6	9.2
Contract (1)	19.3	18.5	18.8	19.1	17.7	(8.2)
Data ARPU (EUR)	6.2	6.0	6.1	6.2	5.7	(8.3)
% non-SMS over data revenues	69.6%	72.0%	72.5%	73.8%	68.9%	(0.7p.p. )
Churn	2.8%	2.4%	1.9%	1.9%	2.9%	0.1 p.p.
Contract (1)	2.1%	1.6%	1.3%	1.5%	2.7%	0.6 p.p.

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	30,152	7,572	15,347	22,745	41,186	0.4
Data traffic (TB)	36,255	10,569	21,815	34,714	71,873	1.0
ARPU (EUR)	12.7	12.1	12.3	12.4	11.8	(7.1)
Prepay	5.1	5.0	5.1	5.2	5.4	4.5
Contract (1)	19.6	18.5	18.7	18.8	18.4	(6.0)
Data ARPU (EUR)	6.2	6.0	6.1	6.1	5.9	(3.9)
% non-SMS over data revenues	66.5%	72.0%	72.3%	72.8%	71.2%	4.7 p.p.
Churn	2.4%	2.4%	2.1%	2.1%	2.4%	0.1 p.p.
Contract (1)	1.6%	1.6%	1.4%	1.5%	1.9%	0.3 p.p.

Notes:

•	The operating data include E-Plus from the fourth quarter 2014.
•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

In 2014 Telefónica Brasil significantly reinforced its competitive position in the market. In the mobile business, the strategic focus on quality and innovation enabled the Company to strengthen its leadership in the higher value segments, capturing more than half of contract net additions in the market in 2014 and more than 38% of LTE net additions. In the fixed business, significant advances were made in the Company’s transformation process, accelerating the fibre network deployment (4.1 million premises passed; 375 thousand customers connected) and significantly increasing Pay TV accesses (+20% year-on-year).

In addition, an agreement was reached with Vivendi to acquire GVT, which will allow the Company to reinforce its competitive positioning through the creation of an integrated operator with nationwide coverage and focused on value customers. The acquisition is still pending final regulatory approval by Anatel, and the approval of Cade, the Brazilian competition watchdog.

Moreover, in the fourth quarter the Company acquired the spectrum that was awarded in the auction held on 30 September 2014 of one of the three national blocks of spectrum in the 700 MHz band for the provision of LTE services (889 million euros including the cost of the license and the clean-up of the spectrum).

At December 2014, Telefónica managed 95.6 million accesses in Brazil, 3% more than at December 2013; despite the application of more restrictive reporting criteria for prepay customers.

Regarding operating trends in the mobile business:

•	The Company continued leading the market, reaching a market share of 28.5% (stable year-on-year) reinforcing its leadership in the contract segment with a market share of 41.8% (+2.0 percentage points year-on-year; +0.3 percentage points quarter-on-quarter) after capturing 56% of new accesses in the year (50% in the quarter). Meanwhile, a particular highlight was the LTE market share leadership (38.9%), offering the widest service coverage in the country at December (140 cities).

•	Mobile accesses reached 79.9 million at the end of 2014 (+3% year-on-year) boosted by the sharp increase in contract accesses (+20% year-on-year), which accounted for 35% of the total (+5 percentage points year-on-year). Also noteworthy was the strong growth of smartphones (+77% year-on-year in 2014) reaching a penetration of 41% (+17 percentage points year-on-year).

In quarterly net additions, contract accesses performed particularly well, surpassing one million accesses for the seventh consecutive quarter (1.2 million in the quarter; 4.7 million in the year). Commercial activity and contract net additions reached new record levels in December thanks to the new commercial offer, which is simpler (a significant reduction in the number of plans) and includes more mobile data. The positive performance of “Multivivo” (data and/or voice shared between several devices) was also salient, with 2.1 million users. Total net additions in the quarter stood at 115 thousand accesses (2.7 million in the year) due to the disconnection of prepay customers.

Prepay accesses, with a net loss of 1.1 million accesses in October-December (2.0 million in January-December), were affected by the application of more restrictive reporting criteria for customers as the Company is focused on their profitability, and by the success of campaigns migrating higher-value customers to the contract segment. The improvement in “Vivo Tudo” (integrated service package that aims to intensify data use) connections in the quarter should be noted, which ended 2014 with 13 million users.

•	Data traffic grew by 72% and 59% year-on-year in the quarter and the year respectively, supported by the sharp growth in the smartphones base. Likewise, the higher quality of accesses is translated into voice traffic growth (+10% in the quarter and +9% in the year), which greatly exceeded accesses’ growth.

•	ARPU was virtually stable in the quarter and in the year (+0.4% and -0.6% respectively) thanks to the capture of value customers, which offsets the strong regulatory impact. Thus, outgoing ARPU grew 5.9% and 5.3% year-on-year in the quarter and in 2014 respectively, while data ARPU increased 16.2% and 16.0% respectively.

In the fixed business:

•	Traditional fixed accesses stood at 10.7 million, virtually stable compared with December 2013. In the fourth quarter the Company registered a net loss of 199 thousand customers (-4 thousand in the year) related to the increase in low-value customers churn, both in copper line and Fixed Wireless, due to strict credit control policies which limit the volume of gross additions but positively impact on their quality.

•	Retail broadband accesses (3.9 million of accesses) were virtually stable year-on-year, and registered a net loss in the quarter of 22 thousand accesses (+3 thousand accesses in 2014) due to the loss of copper accesses. Nonetheless, fibre accesses again showed a significant acceleration in the quarter, with net additions of 53 thousand accesses (171 thousand in the year) to reach 375 thousand accesses connected (+84% year-on-year). The Company ended 2014 with 4.1 million premises passed in Sao Paolo (606 thousand passed in the last quarter).

•	Pay TV accesses grew 20% year-on-year to reach 771 thousand, after posting net additions of 43 thousand accesses in the quarter (131 thousand in the year). Accesses connected with fibre through IPTV technology – with higher ARPU compared with the average of the pay TV accesses – reached 95 thousand accesses, double 2013 base (net additions of 17 thousand in the last quarter).

Regarding the financial results, it should be highlighted that they were affected by the reduction of mobile termination rates on 26 February 2014 (-25.0%), the reduction of the fixed-mobile retail tariff (VC: -13.0%) and from June 2014 by the reduction in the fee of the basic plans in the fixed business set by Anatel with the target of passing to customers the benefits arising from the merger of the mobile and fixed businesses.

Revenues amounted to 11,231 million euros, up 0.5% year-on-year. Revenues in the fourth quarter decreased by 0.3% year-on-year due to the positive impact of a tax reversal in the same quarter of 2013 (58 million euros; contributing -1.8 percentage points to the year-on-year change). In addition, the negative impact of regulation reduced year-on-year growth by 3.4 percentage points in 2014 and by 3.2 percentage points in the quarter.

Mobile revenues reached 7,617 million euros in 2014, with a year-on-year growth of 2.9% (+1.9% in the quarter).

•	Mobile service revenues (7,228 million euros) increased by 3.8% year-on-year (+2.7% in the fourth quarter), boosted by the sharp growth of data revenues and in spite of the negative impact of regulation (-3.7 percentage points in the year; -3.1 percentage points in the quarter). In addition, the above-mentioned tax reversal in the fourth quarter of 2013 negatively impacted the year-on-year change (-0.8 percentage points in the year; -3.0 percentage points in the last three months).

Data revenues rose by 19.9% year-on-year in January-December (+20.3% in October-December), accounting for 34% of service revenues (+5 percentage points year-on-year), as a consequence of the strong growth in non-SMS data revenues (+38.5% year-on-year at December; +35.5% year-on-year in the quarter), already accounting for 77% of mobile data revenues (+10 percentage points year-on-year).

•	Handset revenues were down 11.9% in 2014 (-11.3% year-on-year in the quarter) as a result of lower commercial activity including handsets.

Fixed revenues totalled 3,613 million euros, down 4.2% year-on-year in 2014 (-4.8% year-on-year in the quarter), impacted by the fixed-mobile substitution effect and the above-mentioned regulatory impacts, which reduced year-on-year growth by 3.4 percentage points in the year (-3.7 percentage points in the fourth quarter).

•	Broadband and new services revenues advanced 4.0% year-on-year in January-December (+2.1% in October-December), mainly driven by the acceleration in the increase of accesses connected through fibre, with higher ARPU, and the higher commercial activity in pay TV.

•	Voice and access revenues were down 9.2% year-on-year in 2014 (-9.0% in the final quarter), affected by regulatory impacts and the fixed-mobile substitution effect.

Operating expenses in 2014 (7,742 million euros) were virtually stable year-on-year, although they fell for the second consecutive quarter in October-December (-0.5% year-on-year), in spite of the effort made in acquiring high-value customers and in the deployment and improvement of fixed and mobile networks.

Breakdown by component:

•	Supplies (2,680 million euros) decreased by 6.3% year-on-year in 2014 (-6.4% in the fourth quarter) due to lower termination rates derived from regulatory changes and lower handsets consumption.

•	Personnel expenses (976 million euros) were down 4.2% year-on-year in January-December and 6.3% compared with October-December 2013. The year-on-year comparison reflects the benefits associated with the headcount restructuring and incentivised redundancies in 2013 (non-recurrent impact of 25 million euros in the fourth quarter and of 51 million euros in the year). Additionally, the fourth quarter of 2014 includes a provision of 68 million euros for restructuring costs. Excluding these non-recurrent effects related to headcount restructuring plans, personnel expenses were virtually stable year-on-year (+0.8%) and would have increased by 3.5% in the fourth quarter.

•	Other operating expenses (4,085 million euros) increased 6.0% year-on-year in 2014 (+5.5% in the quarter) as a result of higher commercial expenses associated with capturing contract and fibre customers and higher network expenses related with the deployment and improvement of fixed and mobile networks.

OIBDA totalled 3,543 million euros, with a year-on-year growth of 0.9% in 2014 (-1.3% in the quarter). The regulatory impact reduced year-on-year growth by 3.9 percentage points (-3.8 percentage points in the quarter).

The OIBDA margin stood at 31.5% in 2014 (+0.1 percentage points year-on-year) and at 32.6% in the quarter (-0.4 percentage points year-on-year), in spite of the significant commercial effort and the deployment and improvement of the network, which were offset by the efficiency measures carried out.

CapEx totalled 2,933 million euros en 2014 (+15.0% year-on-year in organic terms, excluding 889 million euros for the acquisition of spectrum in the fourth quarter of 2014 and 185 million euros registered in 2013) and was mainly designated towards the development, quality and capacity of mobile networks and expansion of the fibre network.

As a result, operating cash flow (OIBDA-CapEx) totalled 610 million euros in 2014 (-13.0% year-on-year organic).

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	91,064.4	91,335.8	91,907.9	92,730.0	94,028.1	95,071.1	95,601.5	95,528.6	3.0
Fixed telephony accesses (1)	10,550.2	10,563.5	10,624.1	10,747.8	10,828.1	10,929.1	10,942.1	10,743.4	(0.0)
Internet and data accesses	3,961.0	4,035.2	4,081.8	4,102.0	4,094.5	4,103.5	4,114.8	4,082.6	(0.5)
Narrowband	116.5	108.2	105.6	92.1	88.1	86.4	82.0	73.7	(19.9)
Broadband (2)	3,767.9	3,852.1	3,898.0	3,936.7	3,933.0	3,944.9	3,961.6	3,939.8	0.1
Fibre	125.1	144.6	170.9	204.1	235.8	273.3	322.1	374.6	83.5
Other (3)	76.5	74.9	78.2	73.2	73.3	72.1	71.2	69.0	(5.8)
Mobile accesses	75,987.5	76,199.6	76,614.3	77,240.2	78,460.8	79,350.7	79,817.0	79,932.1	3.5
Prepay	56,469.6	55,515.1	54,476.4	53,551.9	53,552.8	53,188.5	52,639.8	51,582.4	(3.7)
Contract	19,517.9	20,684.5	22,138.0	23,688.3	24,908.0	26,162.3	27,177.2	28,349.7	19.7
M2M	1,444.6	1,839.9	2,071.2	2,358.2	2,629.0	2,920.1	3,197.5	3,506.9	48.7
Pay TV	565.7	537.5	587.7	640.1	644.8	687.8	727.6	770.6	20.4
Wholesale Accesses	23.1	23.0	19.7	18.8	27.5	27.0	26.2	25.9	37.5

Total Accesses T. Brasil	91,087.5	91,358.8	91,927.6	92,748.9	94,055.6	95,098.1	95,627.7	95,554.5	3.0

Terra Accesses	540.4	500.9	467.7	412.5	379.3	361.8	329.9	329.9	(20.0)

TELEFÓNICA BRASIL

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	74.3%	72.9%	71.1%	69.3%	68.3%	67.0%	66.0%	64.5%	(4.8 p.p. )
Contract percentage (%)	25.7%	27.1%	28.9%	30.7%	31.7%	33.0%	34.0%	35.5%	4.8 p.p.
MBB accesses (‘000)	13,477.3	15,752.8	18,005.4	20,546.5	23,790.3	26,710.3	32,342.0	33,352.1	62.3%
MBB penetration (%)	18%	21%	24%	27%	30%	34%	41%	42%	15.1 p.p.
Smartphones (‘000)	10,184.8	12,340.0	14,513.3	16,976.1	20,227.6	23,190.9	28,950.0	30,076.8	77.2%
Smartphone penetration (%)	14%	17%	20%	24%	28%	32%	40%	41%	17.3 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-December		% Chg		October-December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	11,231	12,217	(8.1)	0.5	2,850	2,941	(3.1)	(0.3)
Wireless Business	7,617	8,092	(5.9)	2.9	1,960	1,982	(1.1)	1.9
Mobile service revenues	7,228	7,608	(5.0)	3.8	1,865	1,873	(0.4)	2.7
Data revenues	2,478	2,259	9.7	19.9	666	572	16.5	20.3
Handset revenues	390	484	(19.4)	(11.9)	94	109	(13.4)	(11.3)
Wireline Business	3,613	4,125	(12.4)	(4.2)	890	960	(7.2)	(4.8)
FBB and new services (1)	1,465	1,540	(4.8)	4.0	368	371	(0.9)	2.1
Voice & access revenues	2,113	2,545	(17.0)	(9.2)	514	579	(11.2)	(9.0)
Others	34	40	(14.6)	(6.6)	8	10	(13.9)	(11.2)
Internal exp. capitalized in fixed assets	48	47	1.7	11.1	12	12	0.8	4.2
Operating expenses	(7,742)	(8,378)	(7.6)	0.1	(1,952)	(1,943)	0.5	(0.5)
Supplies	(2,680)	(3,128)	(14.3)	(6.3)	(664)	(729)	(8.9)	(6.4)
Personnel expenses	(976)	(1,036)	(5.8)	(4.2)	(292)	(246)	18.8	(6.3)
Other operating expenses	(4,085)	(4,213)	(3.0)	6.0	(996)	(968)	2.9	5.5
Other net income (expense)	7	3	n.m.	n.m.	15	35	(58.0)	(52.7)
Gain (loss) on sale of fixed assets	(6)	53	c.s.	c.s.	1	1	(17.6)	(74.2)
Impairment of goodwill and other assets	4	(2)	c.s.	c.s.	4	2	92.0	n.s.
Operating income before D&A (OIBDA)	3,543	3,940	(10.1)	0.9	929	1,049	(11.4)	(1.3)
OIBDA Margin	31.5%	32.3%	(0.7 p.p. )	0.1 p.p.	32.6%	35.7%	(3.1 p.p. )	(0.4 p.p. )
CapEx	2,933	2,127	37.9	15.0	1,585	740	114.3	(0.7)
Spectrum	889	185	n.m.	n.m.	889	(5)	n.m.	n.m.
OpCF (OIBDA-CapEx)	610	1,813	(66.4)	(13.0)	(656)	309	(312.0)	(2.7)

Note:

•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

SELECTED MOBILE BUSINESS OPERATING DATA

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	30,698	31,500	30,503	31,536	33,872	10.3
Data traffic (TB)	37,329	43,342	48,337	56,879	64,154	71.9
ARPU (EUR)	7.6	7.0	7.3	7.5	7.4	0.4
Prepay	4.2	3.8	3.9	4.0	4.0	(3.5)
Contract (1)	17.0	15.3	15.8	16.0	15.6	(5.5)
Data ARPU (EUR)	2.5	2.3	2.6	2.7	2.8	16.2
% non-SMS over data revenues	70.8%	75.1%	76.3%	78.0%	79.8%	9.0 p.p.
Churn	4.1%	3.4%	3.5%	3.7%	4.0%	(0.0 p.p. )
Contract (1)	1.5%	1.5%	1.5%	1.8%	1.7%	0.3 p.p.

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	116,364	31,500	62,004	93,540	127,412	9.5
Data traffic (TB)	133,842	43,342	91,679	148,558	212,712	58.9
ARPU (EUR)	8.0	7.0	7.1	7.2	7.3	(0.6)
Prepay	4.5	3.8	3.9	3.9	3.9	(4.3)
Contract (1)	18.8	15.3	15.5	15.7	15.7	(8.7)
Data ARPU (EUR)	2.5	2.3	2.5	2.6	2.6	16.0
% non-SMS over data revenues	67.0%	75.1%	75.7%	76.5%	77.4%	10.4 p.p.
Churn	3.8%	3.4%	3.5%	3.6%	3.7%	(0.1 p.p. )
Contract (1)	1.7%	1.5%	1.5%	1.6%	1.6%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

In 2014 Telefónica Hispanoamérica solidified its strong growth trend in organic terms of both revenues and OIBDA. Moreover, the growth in the OIBDA margin in most countries in the region was especially noteworthy, in particular in Mexico, Colombia and Chile, accompanied by a marked intensity in commercial activity that resulted in a volume of gross additions significantly higher than that of previous years.

Total accesses stood at 131.6 million at the end of December 2014 (+3% year-on-year).

Operating trends in the mobile business include the following:

•	Mobile accesses reached 110.3 million (+3% year-on-year), supported by growth both in the contract segment (+4% year-on-year) and in the prepay segment (+3% year-on-year), in spite of the disconnection of 1.9 million inactive accesses in Mexico in the first quarter of the year and 1.8 million in Central America in the fourth quarter of the year as well as more restrictive criteria for registering prepay customers in other countries in the region.

•	Total net additions amounted to 2.2 million accesses in the fourth quarter and a total of 3.1 million in the year, with significant year-on-year growth in the volume of gross additions both in the fourth quarter (+10%) and in the year (+4%), with Mexico and Chile standing out. On the other hand, churn stood at 3.5% in the fourth quarter (3.4% in the year), affected by the disconnection of inactive accesses and the more restrictive criteria for registering customers mentioned above.

•	Smartphones were the main lever of accesses growth, rising 32% year-on-year following net additions of 0.7 million accesses in the fourth quarter and 6.8 million in January-December. Thus, smartphone penetration over mobile accesses reached 26% (+6 percentage points year-on-year).

•	ARPU reflected another quarter of solid growth (+14.3% year-on-year in the quarter; +10.6% in the year). This trend was underpinned on one hand by the sustained growth of voice traffic (+11% year-on-year in the fourth quarter; +16% in the year), driven by the higher volume of minutes per customer (+7% in the quarter; +5% in the year); and on the other, by the explosion in data traffic (+68% year-on-year in October-December; +65% in January-December), fuelled by the increase in smartphone penetration and the higher average consumption per smartphone (+44% year-on-year in the quarter).

Regarding operating trends in the fixed business:

•	Traditional fixed accesses at the end of 2014 stood at 13.4 million (-3% year-on-year), following a net loss of 141 thousand accesses in the fourth quarter (-404 thousand in the year), with a lower level of commercial activity under Fixed Wireless technology.

•	Retail broadband accesses reached 5.4 million (+6% year-on-year) with net additions of 64 thousand accesses in October-December and 304 thousand accesses in January-December. The greater weight of accesses towards higher speeds was especially noteworthy, with half of the accesses with speeds above 4 Mb as at December 2014 (+12 percentage points year-on-year).

•	Pay TV accesses grew by 14% year-on-year to 2.4 million with solid net additions of 89 thousand accesses in the fourth quarter (298 thousand accesses in the full year).

Revenues amounted to 13,155 million euros in 2014, up 14.6% year-on-year, following a further acceleration in the last quarter (+18.2% year-on-year; +14.1% in the third). The negative impact of regulatory changes implemented throughout the year reduced year-on-year growth by 1.6 percentage points in the year and by 1.8 percentage points in the quarter.

•	Mobile service revenue were up 17.5% year-on-year in 2014 and +19.1% in the fourth quarter with a positive trend in data and voice revenues, caused in both cases by the sharp increase in penetration and the higher usage per access.

Thus, data revenues increased by 23.0% year-on-year in 2014 and by 24.4% in the fourth quarter, already accounting for 32% of service revenues (+2 percentage points year-on-year). Non-SMS data revenues were the main growth lever, rising by 43.4% year-on-year in the full year (+41.1% year-on-year in the quarter) and already reaching 74% of data revenues (+10 percentage points year-on-year).

Voice revenues also contributed positively to growth, increasing by 10.1% year-on-year in January-December and accelerating to 13.2% in the last quarter of the year.

On the other hand, the intense commercial activity in capturing and retaining high-value customers and the more rational commercial strategy in terms of subsidies are reflected in the handset revenues trend, which rose by 9.4% year-on-year in 2014 (+39.4% in the quarter).

•	Fixed business revenues rose 8.4% year-on-year in January-December (+7.2% in October-December), with the broadband and new service revenues driving growth (+16.2% year-on-year in 2014; +14.4% year-on-year in the quarter).

In reported terms, revenues decreased by 22.0% year-on-year in the full year and by 49.4% in the last quarter affected by the evolution of exchange rates, following the Company’s decision to adopt the exchange rate of the Venezuelan bolivar, set at the previously denominated SICAD II at the end of 2014, as being the most representative among the available exchange rates of the state of the business in Venezuela, and the depreciation of other currencies, chiefly the Argentine and Chilean pesos.

Operating expenses amounted to 9,284 million euros in 2014, with a year-on-year increase of 13.6% (+18.5% in the fourth quarter). A breakdown by component:

•	Supplies (3,841 million euros) grew by 4.9% year-on-year in January-December, increasing by 13.9% in October-December due to the higher commercial activity of high-end devices and despite the positive impact of the reduction of termination rates in Chile, Colombia, Peru and Mexico.

•	Personnel expenses (1,525 million euros) grew by 21.1% in the full year and by 23.9% in the fourth quarter, excluding the impact of the provision for restructuring expenses in the fourth quarter of 2014 (99 million euros), reflecting the widespread increase in prices in certain countries of the region.

•	Other operating expenses (3,918 million euros) grew by 19.9% year-on-year in 2014 (+21.6% in the fourth quarter) owing to the above-mentioned widespread increase in prices in certain countries of the region along with greater commercial activity and the costs related to the increase in traffic capacity for both voice and data.

OIBDA totalled 4,068 million euros in 2014, growing by 16.4% year-on-year (+15.6% year-on-year in the last quarter of the year), with an OIBDA margin of 30.9% in January-December (+0.5 percentage points year-on-year in 2014; -0.8 percentage points year-on-year in the quarter). Thus, for the full year of 2014, it is worth highlighting the year-on-year growth of the margin in all countries in the region except Venezuela and Uruguay, with noteworthy positive margin contributions in Mexico, Colombia and Chile.

In reported terms, OIBDA decreased by 26.5% year-on-year in 2014 and by 67.5% in the quarter, due to the aforementioned negative impacts of exchange rates fluctuations and the provision for restructuring carried out in the fourth quarter of 2014. Moreover, a total of 4 million euros were recorded in 2014 for the sale of non-strategic towers while in 2013, 11 million euros were recorded.

CapEx totalled 2,842 million euros in the full year, rising by 29.1% organic year-on-year (stripping out 405 million euros for spectrum investments in 2014: 168 million in Argentina and 39 million in Venezuela in the fourth quarter, 111 million in Colombia, 82 million in Panama and 5 million in Nicaragua; and 251 million in 2013: 120 million in Peru, 109 million in Colombia and 22 million in Uruguay). The strong investment effort was mainly focused on the deployment of the LTE network in most countries of the region, and on the rollout of the fixed broadband network with a strategic focus on a steady increase in speeds and digitalisation.

As a result, operating cash flow (OIBDA-CapEx) in 2014 amounted to 1,226 million euros, posting a year-on-year organic growth of 2.2%.

Telefónica Argentina

(year-on-year changes in organic terms)

In 2014, Telefónica Argentina maintained its leadership position in the sector due to the ongoing improvement of the quality of its products and infrastructures, as well as the innovation in its commercial offer. As a result, the Company posted double-digit year-on year revenue and OIBDA growth in 2014, which, along with improved efficiency, is reflected in the stable OIBDA margin (offsetting the negative impact of the widespread increase in prices and the Argentine peso’s depreciation against the dollar).

On the other hand, as a demonstration of the Company’s commitment to the advancement of telecommunications, in the fourth quarter it acquired one block of 2x10 MHz of spectrum in the AWS band for approximately 168 million euros. In addition, 2x10 MHz of spectrum in the 700 MHz band awarded in the auction last October is pending allocation.

The Company had 26.6 million accesses at the end of 2014, virtually stable year-on-year. Operating highlights in the mobile business included:

•	Mobile accesses totalled 20.0 million (+0.3% year-on-year), highlighting the strong growth of smartphones (+6% year-on-year) and accounting for 31% of total accesses (+2 percentage points year-on-year).

•	Net additions grew significantly in the quarter to 733 thousand accesses, in both contract and prepay segments (+10% and +18% year-on-year respectively), following the strong uptake of the commercial offer, highlighting the relaunch of the “2x1” offer on devices for the contract segment.

Thus, net additions in 2014 stood at 67 thousand accesses despite the economic backdrop that affected consumption levels and the high level of prepay churn (3.4% in the quarter and 4.0% in 2014) associated with low-value customers.

•	Voice traffic rose by 2% year-on-year in 2014 (stable in the fourth quarter), while data traffic continue posting a strong year-on-year growth rate (+50% in January-December; +67% in October-December), driven by smartphones and higher consumption per customer.

•	ARPU improved its year-on-year growth in the fourth quarter to 24.9% (+16.9% in 2014) underpinned by monetisation of voice services and the sharp growth in data traffic.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses reached 4.7 million (-2% year-on-year) posting a net loss of 107 thousand accesses in the year (-24 thousand in the quarter) related to lower commercial activity and despite churn that remains at benchmark levels (0.8% in the year; 0.7% in the quarter).

•	Retail broadband accesses totalled 1.9 million (+2% year-on-year) after posting net additions of 35 thousand accesses (+12 thousand in the quarter). Especially noteworthy was the strategic effort to migrate customers to plans with speeds above 4Mb, reaching 31% of the access base (+11 percentage points year-on-year).

Revenues stood at 3,063 million euros and grew by 23.8% in December (+22.2% year-on-year in October-December) due to the positive evolution of both businesses.

Accordingly, mobile business revenues reached 2,007 million euros, 22.7% up year-on-year and 20.1% in the fourth quarter.

•	Mobile service revenues stood at 1,697 million euros and increased 19.3% year-on-year in 2014 (+19.1% in the quarter) as a result of the higher consumption per customer of both voice and data. Revenues in 2014 were affected by a billing change, as calls are now charged per second after completing the first thirty seconds (negative impact of 3.8 percentage points in the year-on-year comparison for 2014; -4.1 percentage points in the quarter).

Data revenues rose by 14.8% year-on-year in January-December and accounted for 47% of service revenues (-2 percentage points year-on-year). In the October-December period, data revenue year-on-year growth decelerated to 1.8% mainly due to the change in the commercial model for selling content, which impacted in -7.4 percentage points in the year-on-year growth. Non-SMS data revenues increased by 38.1% year-on-year in 2014 (+7.2% in the quarter) fuelled by smartphones, accounting for 59% of mobile data revenues (+10 percentage points year-on-year).

Fixed revenues totalled 1,055 million euros in 2014, up 25.9% year-on-year (+26.4% in the quarter).

•	Voice and access revenues rose 10.6% year-on-year (+12.3% in the quarter) as a result of the ARPU increase.

•	Broadband and new service revenues grew 39.9% year-on-year in 2014 (+40.2% in October-December) thanks to the higher ARPU following the significantly increase in the quality of the customer base. These revenues accounted for 53% of fixed revenues (+5 percentage points year-on-year).

Operating expenses totalled 2,284 million euros in 2014, increasing by 24.4% year-on-year, mainly due to higher personnel and subcontracting expenses related to the widespread increase in prices. Year-on-year growth in operating expenses slowed during the quarter (+21.6%, excluding the 13.5 million euros associated with the restructuring expenses reported in the final quarter of the year) mainly due to the renegotiation of commercial debt with suppliers.

OIBDA amounted to 802 million euros in 2014, with year-on-year growth accelerating to 24.2% (+24.3% year-on-year in the quarter) and the OIBDA margin stood at 25.8% in 2014 (+0.1 percentage points year-on-year) and at 28.6% in the fourth quarter (stable year-on-year). It should be noted that the efficiency measures implemented offset the widespread increase in prices and the impact of the peso’s depreciation.

CapEx totalled 676 million euros in 2014, with year-on-year growth of 31.7% (excluding 168 million euros for the acquisition of spectrum in the fourth quarter mentioned earlier), mainly devoted to the improvement and deployment of fixed and mobile networks.

Thus, operating cash flow (OIBDA-CapEx) totalled 126 million euros and grew 13.5% compared to 2013.

Telefónica Chile

(year-on-year changes in organic terms)

In 2014, Telefónica strengthened its leadership position in the Chilean telecommunications market, highlighting the progress made in higher-value segments. The Company is focused on the roll-out of LTE in the mobile business (64% population coverage and 434 thousand accesses at December 2014) and VDSL and fibre deployment in the fixed business (288 thousand premises passed at December 2014).

In addition, the efficiency improvements were reflected in OIBDA year-on-year growth and in a strong margin improvement, despite the highly competitive environment and the impact of regulatory changes in the year.

Thus, since 25 January 2014, new mobile termination rates started to be applied (-75%), and the fixed-mobile retail tariff was also reduced (-49%). At the same time, “Nuevo Decreto Tarifario Fijo” came into effect from 1 May 2014, implying a reduction in the fixed termination rates of 37% since then, and national long distance charges were progressively eliminated from 25 March 2014.

Telefónica Chile manages 13.9 million accesses (+2% year-on-year). In the mobile business highlights include:

•	Mobile accesses stood at 10.7 million (+2.% year-on-year) driven by contract accesses (+4% year-on-year; 26% of total, +1 percentage point year-on-year). Smartphones continued to demonstrate a strong growth (+27% year-on-year) and reached a penetration of 28% over mobile accesses (+5 percentage points year-on-year).

•	Net additions stood at 170 thousand accesses in 2014 (279 thousand in the quarter), highlighting the solid performance in the contract segment (+120 thousand accesses in the year; -14 thousand in the quarter impacted by higher competitive pressure) thanks to the success of bundle offers allowing gross additions to increase significantly. Also worth noting is the contract portability trend throughout 2014 (+14 thousand accesses in the quarter; +87 thousand in the year).

Prepay net additions returned to positive growth this quarter (+293 thousand accesses) offsetting the net loss of the first three quarters (+50 thousand accesses in the year) associated with the loss of low-value accesses, which affected total churn (3.2% in the year; 3.3% in the quarter).

•	The focus on capturing mobile data was reflected in the strong growth of data traffic, both in the year (+78% year-on-year) and in the quarter (+71%). The year-on-year trend of voice traffic continued improving (-6% in the year; -3% in the quarter), underpinned by the larger base of high-value accesses.

•	Outgoing ARPU rose by 5.1% year-on-year in January-December and by 4.0% in October-December, boosted by data ARPU (+28.9% year-on-year in 2014; +29.0% in the quarter). ARPU (-8.0% year-on-year; -10.1% in the quarter) was significantly affected by the above-mentioned regulatory impacts.

Regarding commercial activity in the fixed business it should be highlighted the strong performance of both broadband and pay TV thanks to the success of the three services bundled offer.

•	Traditional fixed accesses reached 1.6 million at December (-5% year-on-year), posting a net loss of 75 thousand accesses in the year (-15 thousand in the quarter).

•	Retail broadband accesses totalled 1.0 million (+7% year-on-year), with net additions of 71 thousand accesses in the year (17 thousand accesses in the quarter), almost doubling the net additions of 38 thousand accesses in 2013. The higher weight of fibre and VDSL gross additions, representing 26% of total gross additions in 2014 (+8 percentage points compared to 2013), was also noteworthy.

•	Pay TV accesses (601 thousand) advanced by 19% year-on-year, with net additions of 98 thousand accesses in January-December and 21 thousand in October-December as a result of a differential offer leveraged on the platform and high definition broadcasting (80 HD channels are already available).

Revenues totalled 2,089 million euros in 2014, down 3.0% year-on-year (-4.1% in the last quarter), significantly impacted by the above-mentioned negative impact of regulation (-8.4 percentage points in the year; -10.1 percentage points in the quarter).

Mobile revenues reached 1,247 million euros in 2014 (-3.8% year-on-year; -4.8% in the quarter).

•	Mobile service revenues decreased 4.7% year-on-year in 2014 (-9.1% in the quarter), mainly affected by the reduction in termination rates. Excluding this impact, service revenues would have increased by 7.3% year-on-year (+4.5% in the quarter), driven by the growth in contract mobile accesses and the higher average consumption of data and voice.

Data revenues grew by 30.7% year-on-year in 2014 (+31.0% in the quarter) already accounting for 29% of mobile service revenues (+8 percentage points year-on-year). Non-SMS revenues continued being the main driver of this growth (+42.8% year-on-year in January-December; +40.9% in October-December) and now account for 92% of data revenues (+8 percentage points year-on-year).

•	Handset revenues posted a significant year-on-year increase in the fourth quarter (+41.0%; +3.8% in the year) due to the higher commercial activity on high-end devices sales.

Fixed revenues reached 842 million euros, down 1.7% versus 2013 (-3.0% year-on-year in the quarter), affected by the above-mentioned regulatory changes and despite the commercial activity improvement. Excluding regulations effects, revenues would have grown by 3.0% year-on-year in 2014 and by 3.6% in the quarter.

•	Broadband and new services revenues rose 8.7% year-on-year in 2014 (+6.6% year-on-year in the last quarter), driven by growth in Pay TV and broadband accesses and the ARPU improvement. Thus, these revenues accounted for 63% of fixed revenues (+6 percentage points year-on-year).

•	Voice and access revenues (-15.7% year-on-year in 2014; -17.1% in the quarter) remained highly affected by the regulatory changes and the fixed-mobile substitution effect.

Operating expenses amounted to 1,422 million euros, down 3.7% year-on-year (-4.9% in the quarter, excluding 8 million euros related to the provision for headcount restructuring). This decline is due to lower supply costs as a result of the regulatory changes and the efficiency measures implemented, which offset the commercial effort in capturing value customers.

Thus, OIBDA stood at 708 million euros in 2014 and accelerating its year-on-year growth to 3.0% in the last quarter (+1.5% in 2014) despite the negative impact of the regulatory changes (+5.6% year-on-year in January-December excluding this effect; +7.6 % in October-December). OIBDA margin stood at 33.9% (+1.5 percentage points year-on-year) and at 34.9% in the quarter (+2.5 percentage points year-on-year).

CapEx totalled 429 million euros (+1.4% year-on-year in 2014) and was allocated towards improving the coverage and capacity of mobile and fixed networks.

As a result, operating cash flow (OIBDA-CapEx) amounted to 279 million euros (+1.7% year-on-year in 2014).

Telefónica Perú

(year-on-year changes in organic terms)

In 2014, Telefónica Perú continued to lead the telecommunications market and posted the largest growth in mobile contract accesses in T. Hispam and a solid increase in broadband and pay TV connections.

This solid commercial performance drove steady revenue growth which, coupled with the ongoing efficiency improvement efforts, is reflected in the year-on-year OIBDA increase and the OIBDA margin expansion in organic terms in the year.

In October, the Company simplified its corporate structure by merging the fixed and mobile companies.

In the last quarter of the year the commercial effort in the mobile and the fixed businesses was intensified with high-value customer retention campaigns.

Telefónica Perú managed 22.0 million total accesses at the end of December (+5% year-on-year). In the mobile business the main highlights include:

•	Mobile accesses (16.8 million) increased by 7% year-on-year, underpinned by contract segment (+14% year-on-year; 30% of the total; +2 percentage points year-on-year) following the success of the “Planes Vuela” 4G tariffs launched in January 2014. The improved quality of accesses is also reflected in the strong smartphone push (+37% year-on-year), which reached a penetration of 15% (+3 percentage points year-on-year). On the other hand, it should be noted that prepay accesses with frequent top-ups grew by 17% year-on-year.

•	Net additions reached 301 thousand accesses in the quarter (1.0 million in the year). Prepay net additions amounted to 225 thousand accesses (418 thousand in the year), as a consequence of the gross additions increase (+2% year-on-year) and despite the impact of low-value accesses disconnections. In the contract segment, net additions reached 76 thousand accesses in the quarter and 611 thousand in the year, with churn falling to 1.9% year-on-year in the quarter and to 1.6% in the year (-0.1 percentage points and -0.4 percentage points respectively) as a result of the loyalty policies adopted by the Company in a more competitive market environment.

•	Voice traffic grew by 16% year-on-year in the quarter (+22% in the year), boosted by the access base growth and the customer mix improvement. At the same time, data traffic continued posting very high growth rates (+67% year-on-year in the quarter; +69% in the year), underpinned by smartphones growth.

•	ARPU continued to show an accelerated growing year-on-year trend (+4.3% year-on-year in the fourth quarter; +2.7% in the year) due to the better quality of accesses and the increased penetration of data services. Thus, data ARPU grew by 25.7% year-on-year in the quarter and by 25.4% in the year.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses totalled 2.7 million at the end of the year (-3% year-on-year), following a net loss of 35 thousand accesses in the quarter and of 87 thousand in the year, due to the decline in fixed wireless activity and despite the improvement in churn during 2014 (-0.1 percentage points year-on-year).

•	Retail broadband accesses stood at 1.5 million at December (+6% year-on-year), after posting net additions of 18 thousand accesses in October-December (+90 thousand in January-December) and as the churn remained virtually stable compared to previous year. Also noteworthy was the effort to reposition customers towards higher-speed plans over the year, with 73% of accesses having plans with speeds above 4Mb (+30 percentage points year-on-year).

•	Pay TV accesses reached 948 thousand at the end of the year (+6% year-on-year), as the positive net additions trend of the last two quarters was solidified in October-December (+59 thousand accesses). This improvement is the result of the higher volume of gross additions (x2 year-on-year) and the positive performance of churn (-0.2 percentage points year-on-year).

Revenues stood at 2,504 million euros in 2014, up 7.3% year-on-year (+6.4% in the quarter).

Mobile business revenues totalled 1,427 million euros, up 12.6% compared to 2013 (+12.8% year-on-year in the last three months).

•	Mobile service revenues increased by 13.4% in the year, with growth accelerating in the fourth quarter to 14.7% year-on-year.

Data revenues grew by 32.9% year-on-year in 2014 (+33.7% in the quarter) and already accounted for 29% of service revenues (+4 percentage points year-on-year). Non-SMS data revenues accounted for 87% of mobile data revenues (+6 percentage points year-on-year) after posting 42.7% year-on-year growth in 2014 (+32.9% year-on-year in the quarter).

•	Handset revenues rose by 7.1% year-on-year growth in 2014, remaining virtually stable in the fourth quarter (+0.3% year-on-year), with a commercial strategy focused on retaining high-value customers.

Fixed business revenues totalled 1,077 million euros in 2014, up 1.0% year-on-year and down 1.4% in the fourth quarter.

•	Broadband and new services revenues increased by 5.6% year-on-year in January-December, now accounting for 65% of total fixed business revenues (+3 percentage points year-on-year). During the fourth quarter, year-on-year growth slowed to 0.6% due to the greater commercial intensity, with a higher level of promotions in recent quarters.

•	Voice and access revenues decreased by 7.6% year-on-year in the year and 5.9% in the quarter, affected by the fixed to mobile substitution effect and the loss of accesses.

Operating expenses reached 1,696 million euros in the January-December period, up 6.6% year-on-year and up 11.5% in October-December (excluding 65 million euros related to restructuring costs). This increase on operating expenses came as a result of higher commercial expenses in the quarter associated with the commercial effort to retain high-value customers, partly offset by the better performance in personnel costs.

As a result, OIBDA stood at 844 million euros at the end of the year, up 9.2% year-on-year, while in the last quarter OIBDA decreased by 0.6% due to the greater commercial intensity. The OIBDA margin stood at 33.7% in January-December and grew by 0.6 percentage points year-on-year (24.3% in the quarter; -2.4 percentage points).

CapEx amounted to 421 million euros in the year (+23.4% year-on-year), with significantly larger investment in broadband aimed at improving service quality and in the deployment of 3G and 4G networks.

As a result, operating cash flow (OIBDA-CapEx) totalled 423 million euros at the end of 2014 (-0.6% year-on-year).

Telefónica Colombia

(year-on-year changes in organic terms)

In 2014, Telefónica Colombia achieved solid results both in operational (growth in accesses across all services) and financial terms (a steady year-on-year increase in revenues and double-digit OIBDA growth thanks to the efficiencies generated).

Moreover, the Company continued its strategy to focus on high-value customers and is leading the rollout of 4G. In the last two quarters, handset subsidies were removed from mobile commercial activity (following the elimination of lock-in clauses from July), resulting in a reduction of trading and a higher efficiency in the commercial costs.

On the other hand, on 30 December the Colombian regulator (“CRC”) resolved to gradually reduce mobile termination rates through 2017, postponing until that year the application of asymmetric mobile termination rates with the dominant operator, whose elimination was initially scheduled for January 2015.

At the end of December, the company managed 15.7 million accesses, up 6% year-on-year. Regarding operating trends in the mobile business:

•	Mobile accesses reached 12.8 million, up 6% compared to the end of 2013, following net additions of 721 thousand accesses in the year (261 thousand accesses in the last quarter), up 72% compared to 2013. The prepay segment is the main growth lever (+9% year-on-year), with net additions of 764 thousand accesses in 2014 (269 thousand in the last three months). The contract segment, affected by the above-mentioned elimination of the lock-in clause, posted a net loss of 43 thousand accesses in the year, though the loss narrowed to 8 thousand in the quarter, compared with 31 thousand in the previous quarter.

Smartphones maintained a strong push (+28% year-on-year), and reached a penetration of 28% (+5 percentage points year-on-year).

•	Data traffic growth accelerated to 57% year-on-year in the quarter (+40% in the year) and voice traffic rose by 10% year-on-year in the January-December period (+1% in October-December).

•	ARPU decreased by 1.8% year-on-year in 2014, affected by the termination rates cut, and by 5.8% in the quarter, mainly related to the deceleration in voice traffic growth. However, data ARPU grew by 7.1% year-on-year in 2014 and by 6.9% in the quarter.

Regarding the fixed business:

•	Traditional accesses (1.5 million) increased by 1% year-on-year and posted net additions of 14 thousand accesses (-8 thousand in the quarter) thanks to the bundling of services, allowing churn to remain stable year-on-year in both periods.

•	Retail broadband accesses totalled 962 thousand accesses (+13% year-on-year), and already accounted for 66% of total fixed accesses (+7 percentage points compared with December 2013), following net additions of 17 thousand accesses in October-December and 108 thousand accesses in January-December.

•	Pay TV accesses stood at 416 thousand, 20% more than in 2013, with net additions of 15 thousand accesses, 68 thousand in the year, underpinned by the launch of high definition channels and by the improvement of the interactivity in the platform.

Revenues in January-December period of 2014 amounted to 1,719 million euros, up 7.8% year-on-year (+5.8% in the quarter), driven by the growth of both, the mobile and fixed businesses. Stripping out the negative impact of the termination rates cut, revenues would have grown by 8.7% year-on-year in the year and by 6.5% in October-December.

Mobile business revenues reached 1,090 million euros in January-December 2014, with solid year-on-year growth of 10.7% (+8.4% in the quarter).

•	Mobile service revenues increased by 8.8% year-on-year in 2014 (+5.5% in the quarter) and stripping out the termination rates cut impact would have risen by 10.1% year-on-year in 2014 and by 6.6% in the quarter.

Data revenues accounted for 26% of mobile service revenues (+1 percentage point year-on-year) and grew by 15.0% year-on-year (both in the year and the quarter), driven by non-SMS revenues (+19.7% year-on-year in January-December and +20.9% in the fourth quarter), which already accounted for 95% of data revenues (+4 percentage points year-on-year).

•	Handset revenues increased by 33.6% year-on-year in 2014 (+38.6% in the quarter) underpinned by the elimination of subsidies from the third quarter and the larger weight of sales of medium and high-end devices.

Fixed business revenues totalled 629 million euros in the year (+3.1% year-on-year; +1.4% in the quarter).

•	Broadband and new services revenues (57% of fixed revenues; +3 percentage points year-on-year) increased by 9.1% in the year and 7.3% in the quarter driven by the increase in accesses and Pay TV ARPU (a larger mix of customers with Premium bundles and high-definition channels).

•	Voice and access revenues decreased by 3.4% year-on-year in 2014 (-5.1% year-on-year in the fourth quarter) due to the fixed to mobile substitution effect and despite the growth in accesses.

Operating expenses reached 1,130 million euros, up 3.3% year-on-year, though they fell 1.6% in the last quarter due to lower mobile commercial activity (removal of subsidies) and the efficiency improvements (ongoing review of expenses and process simplification). Organic changes exclude 2 million euros associated with restructuring costs.

OIBDA amounted to 627 million euros in 2014 (+16.2% year-on-year), with year-on-year growth accelerating in the fourth quarter to 18.9%, driven by efficiency improvements and greater rationality of the commercial expenses. Thus, the OIBDA margin for the quarter increased to 39.0% (+4.4 percentage points year-on-year), driving OIBDA margin for the year to 36.5% (+2.7 percentage points year-on-year).

CapEx stood at 496 million euros (+17.9% year-on-year in organic terms, excluding 111 million euros for renewal of spectrum executed in the first quarter of 2014) and reflects the Company’s efforts in advancing towards a differential offer, by increasing mobile and fixed connection speed and consolidating its leadership in the deployment of the 4G network.

As a result, operating cash flow (OIBDA-CapEx) reached 132 million euros in the year (+13.7% year-on-year).

Telefónica México

(year-on-year changes in organic terms)

During 2014, the progressive operational and financial improvement initiated in the end of 2013 was consolidated, based on both the commercial repositioning and the quality assets that results from the strong investment efforts made in the last years. During the fourth quarter, the Company posted, once again, record-high gross additions and maintained the trend of sharp acceleration in year-on-year growth in revenue and OIBDA.

In addition, the implementation of the new Federal Telecommunications and Broadcasting Law in 2014 helped to create a new competitive framework in the Mexican telecommunications market. Among the approved measures, the application of mobile asymmetric termination rates (mainly since August) is particularly noteworthy.

At the same time, in the last months the commercial offer has been continuously adapted to the customers’ needs and the new competitive environment. In the last quarter, the Company continued pushing data consumption with the launch of the new LTE plans “Vas a Volar” in Mexico City and the Metropolitan Area on 3 October. Additionally, the prepay offer was strengthened with “Prepago Simple” plans, which allow customers to talk, send SMS and navigate at a rate of 0.85 pesos (per minute, SMS and MB).

Highlights of the business operating performance included:

•	Accesses stood at 23.2 million at the end of 2014, up 6% year-on-year despite the disconnection of 1.9 million inactive accesses in the prepay segment and fixed accesses through Fixed Wireless technology in the first quarter of the year.

•	Mobile accesses amounted to 21.7 million, (+7% year-on-year). Net additions reached 1.3 million accesses in the January-December period (+1.1 million accesses in October-December), despite the negative impact of the aforementioned disconnections.

Thus, gross additions set a new record-high in the quarter and grew by 22% year-on-year (+37% in the year) as a result of the successful launch of new commercial offers and the improvement of both the network capacity and coverage and the distribution channel.

The portability figures in the quarter were once again noteworthy, with a net balance of 73 thousand accesses (+389 thousand in the year), as was the customer base with frequent top-ups, that grew 20% in the year.

•	Smartphones, with an attached data plan, grew by 82% year-on-year reaching 5.4 million with a penetration over mobile accesses of 26% (+11 percentage points year-on-year; +2 percentage points quarter-on-quarter).

•	The new commercial offer drove the sharp increase in both voice and data traffic. Thus, voice traffic grew by 42% year-on-year in the fourth quarter (+49% in the year), mainly underpinned by the growth in the average consumption per customer, and data traffic doubled compared with the fourth quarter of 2013 (more than doubled year-on-year in 2014), as a result of the explosion of smartphones growth and the higher average consumption per customer.

•	This higher traffic volume had a positive impact on ARPU, which maintained the trend of previous quarters and increased by 3.5% year-on-year in the fourth quarter (+1.5% in the year).

•	Fixed accesses through Fixed Wireless technology (1.6 million) remained stable compared with December 2013, despite the disconnection of 45 thousand accesses in the first quarter mentioned above.

Revenues in 2014 stood at 1,649 million euros, up 8.8% year-on-year in 2014, accelerating its growth in the last quarter of the year to 10.6%.

•	Mobile service revenues (1,413 million euros) increased by 10.0% year-on-year in 2014 and again in the quarter accelerated its growth to 12.9%, the highest year-on-year growth since 2009. This performance was boosted by both the increase of the customer base and the higher usage per customer of voice and data.

Excluding the negative impact of the reduction in termination rates, effective since January 2014, mobile service revenues would have shown an increase of 13.5% year-on-year in the quarter (+10.5% in the year).

Data revenues grew again in the fourth quarter (+6.7% year-on-year), registering a turnaround once the negative impact of SMS tariff changes in the last quarters was offset. Data revenues now represent 24% of mobile service revenues and non-SMS data revenues account for 69% of data revenues (+13 percentage points year-on-year) after its growth accelerated to 29.5% in the fourth quarter.

•	Handset revenues increased by 2.4% year-on-year compared to the year 2013 and remained stable in the fourth quarter.

Operating expenses (1,346 million euros) increased by 3.1% year-on-year in 2014 but decreased by 4.8% year-on-year in the fourth quarter (excluding 11 million euros in the quarter associated with restructuring costs) mainly due to lower interconnection costs related to the elimination of the charge for ending the calls on the network of the preponderant operator since August, which offset the higher commercial expenses.

OIBDA amounted to 337 million euros in 2014 (+36.6% year-on-year), after doubling year-on-year in the fourth quarter (109 million euros). This growth acceleration is the result of the new competitive environment, the differential quality of the Company’s assets and the generation of economies of scale that resulted from the sharp growth in accesses. Therefore, the OIBDA margin stood at 20.5% in the year and at 24.1% in the fourth quarter (+4.3 percentage points and +11.7 percentage points year-on-year respectively).

CapEx totalled 252 million euros in 2014 (+8.4% year-on-year) and was mainly devoted to expanding and improving the 3G and 4G networks and to transforming the distribution channel.

As a result, operating cash flow (OIBDA-CapEx) amounted to 86 million euros in 2014.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In 2014, Telefónica reinforced its differential positioning in Venezuela and Central America thanks to its continuous improvements in service quality and network coverage that contributed to a positive performance both in operating and financial terms.

Thus, as its commitment to the development of the telecommunications sector shows, Telefónica Venezuela acquired a total of 60 MHz of spectrum in the auction of 3 December for the provision of 4G services, 2 blocks of 10 MHz in the 1700-2170 MHz bands and 2 blocks of 20 MHz in the 2600 MHz band for an amount of approximately 39 million euros.

It is worth nothing that the financial results in Venezuela in the fourth quarter have been affected by the Company’s decision to adopt the exchange rate for the Venezuelan bolivar of 50 bolivar fuerte per dollar. This change in the conversion of financial information implies a reduction in revenues of 2,187 million euros and 915 million euros in OIBDA in the fourth quarter in order to adapt the results of previous quarters to the new exchange rate. The adjustment of the exchange rate is the second change in the contribution of Venezuela (after the adoption in the first quarter of the SICAD I system) and implies a change from 6.30 to 50 bolivar fuerte per dollar, with a significant impact on year-on-year changes in reported terms.

Highlights of the operating performance are as follows:

•	Accesses stood at 23.2 million euros at the end of 2014, down 1% year-on-year due to the disconnection of 1.8 million inactive prepay customers in Central America in the fourth quarter of 2014. Accesses reached 11.9 million in Venezuela (+2% year-on-year) and 11.4 million in Central America (-4% year-on-year).

•	Mobile accesses amounted to 21.5 million (-1% year-on-year). In Venezuela, accesses totalled 10.7 million (+2% year-on-year; +3% contract accesses) following the sharp increase in net additions in the quarter (407 thousand accesses) thanks to the successful Christmas campaign and higher handset availability. As a result, the Company ended the year with a positive balance of 164 thousand accesses (-52 thousand in 2013). In Central America, mobile accesses stood at 10.8 million, down 3% year-on-year due to the above-mentioned disconnections, which had a negative impact on churn in the region (2.6% in the year; 2.4% in the quarter excluding said impact).

•	Smartphones, with an associated data plan, rose by 37% year-on-year at December 2014 to 7.0 million, reaching a penetration of 33% (+9 percentage points year-on-year), reinforcing itself as the main growth driver for accesses. In Venezuela, smartphones grew by 20% year-on-year, with a penetration that remains as a benchmark in the region (49% of mobile accesses; +7 percentage points year-on-year). In Central America, the smartphone base multiplied by more than two times the figure of 2013 reaching 2.0 million.

•	Voice traffic grew by 17% year-on-year in the fourth quarter (+16% in the year) boosted by higher usage per customer. Moreover, data traffic continued to show a very positive trend, growing by 70% in the quarter and 58% in the year, reflecting both the sharp increase in penetration and higher usage per customer.

•	Pay TV accesses in Venezuela grew by 21% year-on-year to reach 467 thousand at the end of 2014 despite a net loss of 6 thousand accesses in the quarter (+81 thousand in the year) due to the low availability of decoders, which resulted in a significant decline in gross additions levels.

Revenues in 2014 reached 1,420 million euros (+30.5% year-on-year) with year-on-year growth accelerating to 46.6% in the fourth quarter. In Venezuela, revenues stood at 692 million euros, up 54.7% year-on-year in the quarter and 35.8% in the year. In Central America revenues increased by 7.2% year-on-year in 2014 (+6.2% year-on-year in the quarter).

•	Mobile service revenues increased by 43.6% year-on-year in the fourth quarter (+36.8% in the year) thanks to the increase in traffic, mainly in mobile data. In Venezuela, mobile service revenues rose by 48.8% year-on-year in October-December (+44.2% in 2014) and in Central America by 7.9% in the last quarter (+7.7% in the year).

Data revenues accounted for 30% of mobile service revenues and grew by 40.5% year-on-year in 2014, with growth accelerating to 52.3% in the quarter. This trend is explained by the strong growth in non-SMS data revenues (+67.7% year-on-year; +76.6% in the quarter), which now account for 76% of data revenues (+12 percentage points year-on-year).

•	Handset revenues advanced by 84.0% year-on-year in the fourth quarter (-9.3% in the year) after growing 88.4% year-on-year in Venezuela in the quarter (-10.4% in the year), due to the sharp increase in commercial activity.

Operating expenses (962 million euros) increased by 34.0% year-on-year in 2014 (+67.3% in the quarter), mainly impacted by the widespread increase in prices, the impact of the application of the new exchange rate system mentioned above on expenses paid in dollars and the increased commercial intensity in the quarter in Venezuela. On the other hand, the Company maintained its focus on generating efficiency measures to offset this increase.

OIBDA totalled 463 million euros in 2014, up 20.9% year-on-year (+10.5% in the fourth quarter). The OIBDA margin stood at 32.6% in 2014, down 3.1 percentage points year-on-year (-10.9 percentage points in the fourth quarter).

CapEx amounted to 435 million euros in 2014 (+64.8% year-on-year, excluding the above-mentioned 39 million euros of spectrum investment in Venezuela in the fourth quarter of 2014 and 82 million euros in Panama in the first quarter of 2014), reflecting the Company’s commitment to continuously improving the region’s network and infrastructure to provide the best quality of service.

As a result, operating cash flow (OIBDA-CapEx) reached 27 million euros in 2014 (-14.1% year-on-year).

TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	121,318.7	123,609.4	125,990.1	128,316.6	127,595.0	128,691.4	129,347.1	131,586.6	2.5
Fixed telephony accesses (1) (2) (3)	13,561.0	13,729.6	13,758.7	13,778.5	13,561.0	13,603.4	13,515.7	13,374.4	(2.9)
Internet and data accesses	4,876.2	4,998.6	5,106.0	5,137.7	5,194.5	5,285.0	5,371.3	5,433.8	5.8
Narrowband	69.5	62.6	61.0	33.4	31.2	27.6	27.3	25.2	(24.5)
Broadband (4)	4,777.3	4,906.7	5,015.6	5,074.9	5,134.5	5,228.7	5,315.1	5,379.4	6.0
Other (5)	29.3	29.4	29.4	29.4	28.8	28.7	28.9	29.2	(0.6)
Mobile accesses	100,994.9	102,912.8	105,070.4	107,266.9	106,647.6	107,508.3	108,117.1	110,346.5	2.9
Prepay (6) (7)	79,801.2	81,080.9	82,734.1	84,524.1	83,703.0	84,197.0	84,688.7	86,698.0	2.6
Contract	21,193.7	21,831.9	22,336.3	22,742.7	22,944.6	23,311.3	23,428.4	23,648.5	4.0
M2M	1,565.5	1,622.8	1,693.9	1,791.4	1,873.3	1,923.3	1,970.9	2,062.2	15.1
Pay TV	1,886.6	1,968.4	2,055.1	2,133.5	2,192.0	2,294.6	2,343.0	2,431.9	14.0
Wholesale Accesses	22.3	23.2	22.4	22.7	21.8	21.8	112.7	16.4	(27.6)

Total Accesses T. Hispanoamerica	121,341.0	123,632.6	126,012.5	128,339.3	127,616.8	128,713.1	129,459.8	131,603.0	2.5

TELEFÓNICA HISPANOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	79.0%	78.8%	78.7%	78.8%	78.5%	78.3%	78.3%	78.6%	(0.2 p.p. )
Contract percentage (%)	21.0%	21.2%	21.3%	21.2%	21.5%	21.7%	21.7%	21.4%	0.2 p.p.
MBB accesses (‘000)	15,450.9	20,195.1	21,284.0	23,078.5	24,813.7	26,753.7	28,831.0	29,536.3	28.0%
MBB penetration (%)	15%	20%	20%	22%	23%	25%	27%	27%	5.3 p.p.
Smartphones (‘000)	13,169.4	17,965.0	19,194.4	21,170.8	23,057.9	25,092.5	27,257.6	27,992.8	32.2%
Smartphone penetration (%)	14%	18%	19%	20%	22%	24%	26%	26%	5.8 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	13,155	16,855	(22.0)	14.6	2,244	4,434	(49.4)	18.2
Internal exp. capitalized in fixed assets	104	109	(4.9)	8.3	28	28	1.0	12.9
Operating expenses	(9,284)	(11,498)	(19.3)	13.6	(1,813)	(2,943)	(38.4)	18.5
Supplies	(3,841)	(4,983)	(22.9)	4.9	(857)	(1,322)	(35.2)	13.9
Personnel expenses	(1,525)	(1,746)	(12.7)	21.1	(341)	(430)	(20.7)	23.9
Other operating expenses	(3,918)	(4,769)	(17.9)	19.9	(614)	(1,191)	(48.4)	21.6
Other net income (expense)	89	58	52.6	(20.5)	39	28	n.m.	c.s.
Gain (loss) on sale of fixed assets	4	6	(39.1)	c.s.	4	(1)	c.s.	c.s.
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	4,068	5,531	(26.5)	16.4	503	1,545	(67.5)	15.6
OIBDA Margin	30.9%	32.8%	(1.9p.p. )	0.5p.p.	22.4%	34.9%	(12.4 p.p. )	(0.8 p.p.	)
CapEx	2,842	3,118	(8.8)	29.1	827	1,434	(42.3)	10.4
Spectrum	405	251	n.m.	n.m.	213	228	n.m.	n.m.
OpCF (OIBDA-CapEx)	1,226	2,413	(49.2)	2.2	(324)	111	c.s.	39.3

Note:

•	OIBDA before management and brand fees.
•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
ARGENTINA
Final Clients Accesses	24,781.4	25,706.4	26,985.6	26,636.7	26,300.0	26,159.9	25,910.5	26,629.1	(0.0)
Fixed telephony accesses (1)	4,765.0	4,786.7	4,819.3	4,833.5	4,812.7	4,779.6	4,750.4	4,726.8	(2.2)
Fixed wireless	255.4	283.3	315.6	342.7	342.8	323.0	304.5	296.0	(13.6)
Internet and data accesses	1,772.0	1,806.1	1,835.2	1,848.5	1,845.4	1,854.5	1,870.7	1,880.2	1.7
Narrowband	16.0	17.4	16.4	12.9	11.2	12.2	11.8	9.8	(24.4)
Broadband (2)	1,755.9	1,788.6	1,818.8	1,835.5	1,834.2	1,842.3	1,859.0	1,870.5	1.9
Mobile accesses	18,244.4	19,113.6	20,331.0	19,954.7	19,641.9	19,525.8	19,289.4	20,022.1	0.3
Prepay	11,502.3	12,268.2	13,389.8	12,916.6	12,649.6	12,522.0	12,337.2	12,957.6	0.3
Contract	6,742.1	6,845.5	6,941.3	7,038.1	6,992.3	7,003.8	6,952.1	7,064.5	0.4
M2M	376.5	389.4	406.2	427.4	452.6	454.9	470.8	470.7	10.1
Wholesale Accesses	13.8	14.7	13.9	14.0	14.0	13.9	104.9	8.4	(39.8)

Total Accesses	24,795.2	25,721.1	26,999.4	26,650.7	26,314.0	26,173.9	26,015.4	26,637.6	0.0%

CHILE
Final Clients Accesses	13,330.8	13,497.8	13,447.4	13,625.2	13,566.9	13,576.0	13,586.1	13,888.1	1.9
Fixed telephony accesses (1)	1,715.0	1,696.2	1,674.5	1,654.2	1,631.0	1,616.8	1,593.9	1,579.0	(4.6)
Internet and data accesses	945.0	960.0	972.5	977.5	984.5	1,005.3	1,030.5	1,047.7	7.2
Narrowband	10.2	5.3	5.2	5.2	5.1	4.4	4.9	4.8	(7.7)
Broadband (2)	932.3	952.2	964.9	969.9	977.0	998.7	1,023.4	1,040.7	7.3
Other (3)	2.5	2.5	2.4	2.4	2.4	2.3	2.3	2.3	(4.8)
Mobile accesses	10,229.0	10,377.1	10,319.8	10,490.3	10,424.3	10,394.0	10,381.4	10,660.2	1.6
Prepay	7,624.9	7,722.9	7,656.1	7,806.5	7,693.6	7,595.2	7,563.7	7,856.6	0.6
Contract	2,604.1	2,654.2	2,663.8	2,683.8	2,730.7	2,798.7	2,817.7	2,803.6	4.5
M2M	238.8	253.0	263.2	281.6	306.5	322.0	319.9	307.3	9.1
Pay TV	441.8	464.5	480.5	503.2	527.1	559.9	580.3	601.3	19.5
Wholesale Accesses	4.8	4.8	4.8	5.0	5.4	5.4	5.4	5.6	12.7

Total Accesses	13,335.6	13,502.6	13,452.2	13,630.2	13,572.3	13,581.4	13,591.5	13,893.8	1.9%

PERU
Final Clients Accesses	20,268.0	20,548.6	20,896.9	20,897.6	21,081.6	21,287.9	21,632.6	21,976.4	5.2
Fixed telephony accesses (1)	2,874.0	2,872.6	2,844.2	2,801.5	2,725.7	2,776.9	2,749.3	2,714.7	(3.1)
Fixed wireless (4)	346.4	339.4	328.8	313.5	251.4	292.8	280.2	262.7	(16.2)
Internet and data accesses	1,359.8	1,397.4	1,425.5	1,437.1	1,457.2	1,490.7	1,505.2	1,523.4	6.0
Narrowband	5.5	5.5	5.4	5.0	4.9	1.1	1.2	1.2	(77.0)
Broadband (2)	1,333.7	1,371.3	1,399.2	1,411.1	1,431.8	1,468.8	1,483.2	1,501.3	6.4
Other (3)	20.5	20.7	20.8	21.0	20.5	20.7	20.8	21.0	0.0
Mobile accesses	15,126.4	15,366.1	15,722.4	15,762.0	16,012.9	16,133.1	16,489.0	16,790.2	6.5
Prepay	11,303.9	11,310.7	11,385.5	11,258.7	11,377.8	11,288.6	11,450.9	11,676.3	3.7
Contract	3,822.5	4,055.4	4,336.8	4,503.3	4,635.2	4,844.5	5,038.1	5,113.9	13.6
M2M	74.5	74.8	80.5	82.6	82.8	85.6	87.8	86.2	4.4
Pay TV	907.8	912.5	904.8	897.1	885.7	887.3	889.1	948.0	5.7
Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	9.6

Total Accesses	20,268.4	20,549.0	20,897.2	20,898.0	21,082.1	21,288.4	21,633.0	21,976.8	5.2%

COLOMBIA
Final Clients Accesses	14,001.6	14,227.4	14,247.6	14,778.7	15,128.7	15,052.5	15,403.9	15,689.7	6.2
Fixed telephony accesses (1)	1,427.5	1,435.0	1,445.8	1,447.1	1,459.9	1,464.0	1,468.6	1,461.0	1.0
Internet and data accesses	758.8	798.0	836.2	862.2	895.1	922.4	952.9	970.2	12.5
Narrowband	8.4	8.5	8.5	8.5	8.5	8.5	8.5	8.5	(0.7)
Broadband (2)	750.4	789.5	827.7	853.7	886.7	913.9	944.5	961.7	12.6
Mobile accesses	11,516.3	11,680.1	11,633.5	12,121.7	12,409.8	12,281.9	12,581.6	12,842.5	5.9
Prepay	8,446.9	8,490.1	8,369.6	8,818.5	9,105.9	8,982.4	9,313.3	9,582.6	8.7
Contract	3,069.4	3,190.1	3,263.8	3,303.2	3,303.9	3,299.5	3,268.3	3,259.9	(1.3)
M2M	351.0	356.9	372.4	392.9	404.7	416.2	421.5	427.8	8.9
Pay TV	299.1	314.2	332.1	347.6	363.8	384.1	400.8	416.0	19.7
Wholesale Accesses	3.3	3.3	3.3	3.3	1.9	1.9	1.9	1.9	(41.1)

Total Accesses	14,004.9	14,230.7	14,250.9	14,782.0	15,130.6	15,054.4	15,405.9	15,691.6	6.2%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	December	% Chg
MEXICO
Mobile accesses	19,251.7	19,086.8	19,145.8	20,332.8	19,324.8	20,244.2	20,561.0	21,673.4	6.6
Prepay (1)	17,663.6	17,545.7	17,662.4	18,863.2	17,862.0	18,777.4	19,127.6	20,207.5	7.1
Contract	1,588.1	1,541.1	1,483.4	1,469.7	1,462.8	1,466.8	1,433.4	1,465.8	(0.3)
M2M	322.5	329.3	333.0	349.9	351.0	354.1	362.1	433.7	24.0
Fixed wireless (2)	1,259.0	1,403.1	1,476.3	1,558.9	1,504.8	1,530.6	1,540.4	1,551.3	(0.5)

Total Accesses	20,510.7	20,489.9	20,622.1	21,891.7	20,829.6	21,774.8	22,101.5	23,224.7	6.1%

VENEZUELA AND CENTRAL AMERICA (3)
Fixed telephony accesses (4)	1,475.4	1,483.3	1,445.2	1,426.7	1,377.3	1,386.0	1,361.8	1,288.4	(9.7)
Fixed wireless	1,248.9	1,249.9	1,194.6	1,168.7	1,127.4	1,138.2	1,128.7	1,065.0	(8.9)
Internet and data accesses	40.7	37.1	36.6	12.4	12.2	12.1	11.9	12.3	(0.8)
Narrowband	29.4	25.8	25.4	1.7	1.6	1.4	1.1	1.0	(40.0)
Broadband (5)	5.0	5.1	5.0	4.7	4.8	4.9	5.1	5.3	13.7
Other (6)	6.3	6.2	6.2	6.0	5.9	5.8	5.8	5.9	(1.0)
Mobile accesses	19,796.1	20,419.9	21,029.2	21,666.8	21,813.8	21,919.5	21,947.2	21,471.9	(0.9)
Prepay (7) (8)	17,827.0	18,331.4	18,892.5	19,485.4	19,602.9	19,676.2	19,721.3	19,242.6	(1.2)
Contract	1,969.1	2,088.4	2,136.7	2,177.0	2,210.9	2,243.3	2,225.9	2,229.2	2.4
M2M	97.6	105.3	112.9	119.8	123.8	129.8	134.9	141.7	18.3
Pay TV	237.9	277.2	337.6	385.6	415.3	463.2	472.8	466.6	21.0

Total Accesses	21,550.1	22,217.5	22,848.6	23,491.6	23,618.6	23,780.9	23,793.7	23,239.2	(1.1)

ECUADOR
Mobile accesses	4,988.3	5,025.5	5,042.8	5,094.6	5,174.5	5,155.4	4,995.9	5,002.5	(1.8)
Prepay	4,148.4	4,138.6	4,117.2	4,120.9	4,165.4	4,111.9	3,915.1	3,897.8	(5.4)
Contract	839.9	886.9	925.6	973.7	1,009.1	1,043.5	1,080.9	1,104.7	13.4
M2M	80.8	88.4	95.4	104.2	116.4	124.2	136.9	154.2	48.0
Fixed Wireless	45.0	52.7	53.4	56.6	49.5	49.5	51.3	53.1	(6.1)

Total Accesses	5,033.3	5,078.2	5,096.1	5,151.3	5,224.0	5,204.9	5,047.3	5,055.6	(1.9)

URUGUAY
Mobile accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	1,871.6	1,883.8	2.2
Prepay	1,284.3	1,273.2	1,261.0	1,250.0	1,245.8	1,243.2	1,259.6	1,276.9	2.2
Contract	558.5	570.4	584.9	593.9	599.9	611.2	612.0	606.9	2.2
M2M	23.8	25.8	30.3	33.1	35.5	36.6	37.0	40.6	22.8

Total Accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	1,871.6	1,883.8	2.2%

(1)	In the first quarter of 2014, 1.9 million thousand inactive accesses were disconnected.
(2)	In the first quarter of 2014, 45 thousand inactive accesses were disconnected.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(5)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(6)	Retail circuits other than broadband.
(7)	Includes prepay M2M accesses.
(8)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - December				October - December
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
ARGENTINA (1)
Revenues	3,063	3,681	(16.8)	23.8	855	920	(7.1)	22.2
Wireless Business	2,007	2,434	(17.5)	22.7	561	616	(8.8)	20.1
Mobile service revenues	1,697	2,118	(19.8)	19.3	479	529	(9.4)	19.1
Data revenues	790	1,023	(22.8)	14.8	195	250	(22.2)	1.8
Handset revenues	310	316	(2.1)	45.7	82	86	(5.0)	26.3
Wireline Business	1,055	1,247	(15.4)	25.9	294	305	(3.5)	26.4
FBB and new services (2)	564	600	(6.0)	39.9	164	155	6.1	40.2
Voice & access revenues	442	594	(25.7)	10.6	118	136	(13.4)	12.3
Others	50	53	(6.1)	39.6	12	14	(14.4)	13.4
OIBDA	802	977	(17.9)	22.1	248	282	(12.2)	24.3
OIBDA margin (3)	25.8%	26.1%	(0.3 p.p. )		28.6%	30.1%	(1.5 p.p. )
CapEx	676	574	17.8	75.2	349	220	58.2	120.4
Spectrum	168	—	—	—	168	—	—	—
OpCF (OIBDA-CapEx)	126	403	(68.8)	(53.5)	(101)	62	(263.0)	c.s.

CHILE (1)
Revenues	2,089	2,483	(15.9)	(3.0)	551	614	(10.2)	(4.1)
Wireless Business	1,247	1,495	(16.6)	(3.8)	326	365	(10.8)	(4.8)
Mobile service revenues	1,113	1,346	(17.3)	(4.7)	284	334	(14.9)	(9.1)
Data revenues	318	281	13.4	30.7	85	69	22.6	31.0
Handset revenues	134	149	(10.0)	3.8	42	31	33.5	41.0
Wireline Business	842	988	(14.8)	(1.7)	225	248	(9.4)	(3.0)
FBB and new services (2)	530	562	(5.7)	8.7	145	146	(0.7)	6.6
Voice & access revenues	295	403	(26.9)	(15.7)	76	97	(22.2)	(17.1)
Others	17	23	(25.1)	(13.7)	4	5	(13.1)	(8.5)
OIBDA	708	818	(13.5)	(0.2)	192	207	(7.2)	(0.6)
OIBDA margin	33.9%	32.9%	0.9 p.p.		34.9%	33.8%	1.1 p.p.
CapEx	429	488	(12.1)	1.4	111	156	(28.9)	(22.6)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	279	330	(15.6)	(2.6)	81	51	59.4	62.5

PERU (1)
Revenues	2,504	2,454	2.0	7.3	666	607	9.8	6.4
Wireless Business	1,427	1,333	7.0	12.6	386	332	16.3	12.8
Mobile service revenues (4)	1,250	1,159	7.8	13.4	342	290	18.1	14.7
Data revenues	335	265	26.3	32.9	100	73	36.4	33.7
Handset revenues	177	174	1.8	7.1	44	43	3.8	0.3
Wireline Business	1,077	1,121	(3.9)	1.0	280	275	1.9	(1.4)
FBB and new services (2)	705	702	0.4	5.6	182	176	3.8	0.6
Voice & access revenues	351	399	(12.1)	(7.6)	92	95	(2.6)	(5.9)
Others	21	19	9.2	14.8	6	4	25.1	20.4
OIBDA	844	875	(3.5)	1.4	162	221	(26.7)	(29.9)
OIBDA margin	33.7%	35.6%	(1.9 p.p. )		24.3%	36.3%	(12.1 p.p. )
CapEx	421	479	(12.1)	(7.6)	158	273	(42.2)	(41.1)
Spectrum	—	120	n.m.	n.m.	—	120	n.m.	n.m.
OpCF (OIBDA-CapEx)	423	396	6.9	12.4	4	(53)	c.s.	(99.5)

COLOMBIA
Revenues	1,719	1,705	0.8	7.8	438	432	1.3	5.8
Wireless Business	1,090	1,052	3.6	10.7	281	271	3.7	8.4
Mobile service revenues	985	969	1.7	8.8	250	248	1.0	5.5
Data revenues	258	240	7.5	15.0	67	60	10.2	15.0
Handset revenues	104	84	24.9	33.6	31	23	32.6	38.6
Wireline Business	629	652	(3.6)	3.1	156	161	(2.8)	1.4
FBB and new services (2)	356	349	2.1	9.1	90	88	2.7	7.3
Voice & access revenues	271	300	(9.6)	(3.4)	66	72	(9.0)	(5.1)
Others	1	3	(54.6)	(51.5)	0	1	(61.3)	(59.3)
OIBDA	627	580	8.2	15.7	170	153	11.8	16.8
OIBDA margin	36.5%	34.0%	2.5 p.p.		39.0%	35.3%	3.7 p.p.
CapEx	496	457	8.5	16.0	105	257	(59.0)	(55.5)
Spectrum	111	109	n.m.	n.m.	(1)	109	n.m.	n.m.
OpCF (OIBDA-CapEx)	132	123	7.2	14.6	65	(104)	c.s.	c.s.

Note:

•	OIBDA is presented before management and brand fees.

(1)	As a result of management integration, revenue breakdown has been reclassified in 2013 according to a proforma criteria, allocating “inter-company” eliminations within fixed and mobile businesses. With this, all companies in Hispanoamérica are under this criteria.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	Margin over revenues includes fixed to mobile interconnection.
(4)	Includes revenues from fixed wireless.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - December				October - December
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
MEXICO
Revenues	1,649	1,580	4.3	8.8	452	402	12.6	10.6
Mobile service revenues	1,413	1,340	5.4	10.0	380	330	15.2	12.9
Data revenues	340	375	(9.2)	(5.4)	91	83	9.7	6.7
Handset revenues	236	240	(1.8)	2.4	72	72	0.7	(0.0)
OIBDA	337	266	26.7	32.1	109	60	82.7	78.7
OIBDA margin	20.5%	16.9%	3.6 p.p.		24.1%	14.9%	9.3 p.p.
CapEx	252	242	4.0	8.4	108	118	(8.5)	(6.8)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	86	24	n.m.	n.m.	1	(58)	n.m.	n.m.

VENEZUELA AND CENTRAL AMERICA (1) (2)
Revenues	1,420	4,228	(66.4)	30.5	(912)	1,281	n.m.	46.6
Mobile service revenues	1,305	3,738	(65.1)	36.8	(876)	1,153	n.m.	43.6
Data revenues (3)	397	1,117	(64.5)	40.5	(293)	300	n.m.	52.3
Handset revenues	114	490	(76.6)	(9.3)	(36)	129	n.m.	84.0
OIBDA	463	1,739	(73.4)	21.1	(455)	558	n.m.	11.0
OIBDA margin	32.6%	41.1%	(8.5 p.p. )		n.s.	43.5%	n.m.
CapEx	435	739	(41.1)	n.m.	(54)	357	n.m.	n.m.
Spectrum (4)	126	—	n.m.	n.m.	46	—	n.m.	n.m.
OpCF (OIBDA-CapEx)	27	1,000	(97.3)	(56.6)	(401)	201	n.m.	c.s.

ECUADOR
Revenues	508	505	0.5	0.4	138	122	13.2	3.9
Mobile service revenues	471	460	2.5	2.5	126	113	11.9	2.6
Data revenues	151	145	4.4	4.3	40	36	10.7	1.4
Handset revenues	36	45	(20.3)	(20.3)	12	9	28.3	19.0
OIBDA	188	182	3.1	3.0	54	47	14.1	5.5
OIBDA margin	37.0%	36.1%	0.9 p.p.		39.0%	38.7%	0.3 p.p.
CapEx	102	94	9.4	9.4	37	45	(17.9)	(21.7)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	85	89	(3.6)	(3.7)	17	2	n.m.	n.m.

URUGUAY
Revenues	232	256	(9.7)	2.8	62	63	(1.6)	2.1
Mobile service revenues	218	244	(10.6)	1.7	58	59	(3.0)	0.5
Data revenues	88	93	(5.0)	8.1	24	22	7.7	11.5
Handset revenues	14	13	9.2	24.3	4	3	26.0	31.2
OIBDA	94	105	(10.0)	2.4	27	27	1.6	6.1
OIBDA margin	40.7%	40.9%	(0.1 p.p. )		44.2%	42.8%	1.4 p.p.
CapEx	31	46	(31.7)	(22.3)	13	8	68.2	69.1
Spectrum	—	22	n.m.	n.m.	—	(1)	n.m.	n.m.
OpCF (OIBDA-CapEx)	63	59	7.0	21.7	14	19	(25.0)	(20.8)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2013, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	5,984	5,480	5,773	5,870	5,959	(0.4)
Data traffic (TB)	5,100	5,836	6,549	7,284	8,541	67.5
ARPU (EUR)	8.7	7.0	6.8	7.4	8.3	24.9
Prepay	2.8	2.1	2.2	2.3	2.7	24.1
Contract (1)	20.7	16.7	15.9	17.6	19.4	22.9
Data ARPU (EUR)	4.2	3.4	3.3	3.4	3.3	4.5
% non-SMS over data revenues	52.5%	57.9%	59.1%	61.5%	57.3%	4.7 p.p.
Churn	3.6%	3.2%	3.2%	3.1%	2.6%	(1.0 p.p. )
Contract (1)	1.1%	1.1%	1.2%	1.2%	1.0%	(0.1 p.p. )

CHILE
Voice Traffic (Million minutes)	3,338	3,151	3,107	3,095	3,239	(3.0)
Data traffic (TB)	9,319	11,510	13,550	14,686	15,895	70.6
ARPU (EUR)	10.7	8.9	8.4	8.6	9.0	(10.1)
Prepay	4.8	3.9	3.6	3.6	3.7	(18.3)
Contract (1)	29.9	25.8	24.4	24.7	26.1	(6.7)
Data ARPU (EUR)	2.2	2.3	2.4	2.7	2.7	29.0
% non-SMS over data revenues	86.7%	89.2%	91.6%	93.3%	93.4%	6.8 p.p.
Churn	3.0%	3.3%	3.1%	3.2%	3.3%	0.3 p.p.
Contract (1)	2.0%	1.7%	1.7%	2.0%	2.1%	0.0 p.p.

PERU
Voice Traffic (Million minutes)	6,540	7,886	6,762	7,177	7,607	16.3
Data traffic (TB)	2,524	2,901	3,078	3,599	4,206	66.6
ARPU (EUR)	6.4	6.1	6.2	6.7	6.9	4.3
Prepay	4.0	3.9	3.8	4.1	4.2	(1.0)
Contract (1)	11.8	12.0	11.9	12.6	13.4	10.7
Data ARPU (EUR)	1.6	1.5	1.6	1.8	2.0	25.7
% non-SMS over data revenues	86.2%	85.5%	88.4%	88.6%	85.9%	(0.3 p.p. )
Churn	4.5%	3.8%	4.0%	3.8%	3.7%	(0.7 p.p. )
Contract (1)	2.0%	2.1%	1.5%	1.4%	1.9%	(0.1 p.p. )

COLOMBIA
Voice Traffic (Million minutes)	5,733	5,603	5,525	5,607	5,781	0.8
Data traffic (TB)	5,982	6,670	7,454	8,708	9,410	57.3
ARPU (EUR)	6.9	6.1	6.4	6.6	6.2	(5.8)
Prepay	2.0	1.7	1.7	1.8	1.8	(5.1)
Contract (1)	21.9	20.4	21.4	22.6	21.5	2.4
Data ARPU (EUR)	1.7	1.6	1.7	1.8	1.7	6.9
% non-SMS over data revenues	92.6%	93.7%	94.7%	95.4%	97.5%	4.9 p.p.
Churn	3.0%	3.0%	3.8%	2.7%	3.0%	(0.0 p.p. )
Contract (1)	2.3%	2.3%	2.1%	2.2%	2.1%	(0.2 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013	2014
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
MEXICO
Voice Traffic (Million minutes)	6,204	6,626	7,723	7,454	8,807	42.0
Data traffic (TB)	3,572	4,460	4,590	6,497	6,832	91.3
ARPU (EUR) (1)	4.9	4.6	5.0	5.0	5.2	3.5
Prepay (1)	4.1	3.9	4.3	4.4	4.6	8.4
Contract (2)	19.9	20.0	19.1	19.2	19.3	(6.0)
Data ARPU (EUR) (1)	1.4	1.3	1.4	1.4	1.4	(0.4)
% non-SMS over data revenues	60.7%	65.4%	68.2%	70.2%	73.4%	15.7 p.p.
Churn (1)	2.5%	5.7%	2.9%	3.5%	3.4%	0.9 p.p.
Contract (2)	1.3%	1.1%	1.4%	1.4%	1.6%	0.3 p.p.

VENEZUELA AND CENTRAL AMERICA (3)
Voice Traffic (Million minutes)	8,762	9,173	9,262	9,413	9,627	17.0
Data traffic (TB)	7,878	9,993	10,434	11,848	13,400	70.1
ARPU (EUR) (4) (5)	12.1	8.3	8.8	9.3	(9.7)	n.m.
Prepay (5)	10.2	6.9	7.1	7.7	(8.1)	n.m.
Contract (2)	30.4	21.5	25.6	25.3	(25.2)	n.m.
Data ARPU (EUR) (5) (6)	4.7	3.2	3.5	3.7	(4.4)	n.m.
% non-SMS over data revenues	67.8%	70.9%	74.4%	78.0%	79.7%	14.1 p.p.
Churn (5)	2.8%	2.6%	2.8%	3.1%	4.8%	2.0 p.p.
Contract (2)	1.1%	1.1%	1.2%	1.3%	1.2%	0.1 p.p.

ECUADOR
Voice Traffic (Million minutes)	1,192	1,175	1,203	1,212	1,201	4.7
Data traffic (TB)	1,108	1,142	1,223	1,315	1,485	34.0
ARPU (EUR)	7.0	6.8	7.0	7.3	7.8	0.8
Prepay	4.1	4.0	3.9	4.1	4.4	(0.8)
Contract (2)	22.0	21.1	22.1	21.8	22.3	(6.7)
Data ARPU (EUR)	2.3	2.3	2.4	2.4	2.6	4.3
% non-SMS over data revenues	75.6%	76.8%	78.6%	78.5%	80.6%	6.0 p.p.
Churn	2.7%	2.5%	2.8%	3.7%	3.2%	0.5 p.p.
Contract (2)	1.2%	1.3%	1.3%	1.3%	1.7%	0.5 p.p.

URUGUAY
Voice Traffic (Million minutes)	900	850	845	862	864	(0.4)
Data traffic (TB)	919	1,045	1,118	1,318	1,499	63.2
ARPU (EUR)	10.3	9.5	9.1	9.2	9.8	(1.5)
Prepay	5.1	4.6	4.3	4.2	4.6	(6.5)
Contract (2)	22.3	20.8	20.1	20.6	21.8	1.2
Data ARPU (EUR)	4.0	3.9	3.8	3.9	4.2	9.4
% non-SMS over data revenues	47.7%	51.5%	54.0%	56.7%	60.8%	14.6 p.p.
Churn	1.9%	1.9%	1.6%	1.4%	1.5%	(0.4 p.p. )
Contract (2)	0.6%	0.6%	0.6%	0.7%	0.9%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.
(6)	Does not include hyperinflation adjustment.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Sep	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	22,540	5,480	11,253	17,123	23,081	2.4
Data traffic (TB)	18,798	5,836	12,385	19,669	28,210	50.1
ARPU (EUR)	9.4	7.0	6.9	7.1	7.4	16.9
Prepay	3.3	2.1	2.2	2.2	2.3	6.8
Contract (1)	21.4	16.7	16.3	16.7	17.4	21.0
Data ARPU (EUR)	4.5	3.4	3.4	3.4	3.4	12.1
% non-SMS over data revenues	49.1%	57.9%	58.5%	59.5%	59.0%	9.9 p.p.
Churn	2.3%	3.2%	3.2%	3.2%	3.0%	0.6 p.p.
Contract (1)	1.0%	1.1%	1.1%	1.1%	1.1%	0.1 p.p.

CHILE
Voice Traffic (Million minutes)	13,339	3,151	6,259	9,354	12,593	(5.6)
Data traffic (TB)	31,218	11,510	25,059	39,745	55,640	78.2
ARPU (EUR)	10.9	8.9	8.7	8.6	8.7	(8.0)
Prepay	4.9	3.9	3.7	3.7	3.7	(12.5)
Contract (1)	30.6	25.8	25.1	24.9	25.2	(5.0)
Data ARPU (EUR)	2.3	2.3	2.4	2.5	2.5	28.9
% non-SMS over data revenues	84.2%	89.2%	90.4%	91.5%	91.9%	7.8 p.p.
Churn	2.7%	3.3%	3.2%	3.2%	3.2%	0.5 p.p.
Contract (1)	1.9%	1.7%	1.7%	1.8%	1.9%	0.0 p.p.

PERÚ
Voice Traffic (Million minutes)	24,193	7,886	14,648	21,825	29,432	21.7
Data traffic (TB)	8,164	2,901	5,979	9,578	13,784	68.8
ARPU (EUR)	6.6	6.1	6.1	6.3	6.5	2.7
Prepay	4.3	3.9	3.8	3.9	4.0	(2.7)
Contract (1)	12.3	12.0	11.9	12.1	12.4	6.7
Data ARPU (EUR)	1.4	1.5	1.5	1.6	1.7	25.4
% non-SMS over data revenues	81.1%	85.5%	86.9%	87.5%	87.1%	6.0 p.p.
Churn	4.4%	3.8%	3.9%	3.9%	3.8%	(0.6 p.p. )
Contract (1)	2.0%	2.1%	1.5%	1.5%	1.6%	(0.4 p.p. )

COLOMBIA
Voice Traffic (Million minutes)	20,551	5,603	11,128	16,735	22,516	9.6
Data traffic (TB)	23,111	6,670	14,124	22,832	32,242	39.5
ARPU (EUR)	6.9	6.1	6.2	6.3	6.3	(1.8)
Prepay	1.9	1.7	1.7	1.8	1.8	0.2
Contract (1)	22.6	20.4	20.9	21.5	21.5	1.7
Data ARPU (EUR)	1.7	1.6	1.7	1.7	1.7	7.1
% non-SMS over data revenues	91.6%	93.7%	94.2%	94.6%	95.3%	3.8 p.p.
Churn	3.7%	3.0%	3.4%	3.2%	3.1%	(0.6 p.p. )
Contract (1)	2.0%	2.3%	2.2%	2.2%	2.2%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013	2014
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Sep	% Chg Local Cur
MÉXICO
Voice Traffic (Million minutes)	20,598	6,626	14,349	21,804	30,611	48.6
Data traffic (TB)	8,757	4,460	9,050	15,547	22,379	n.m.
ARPU (EUR) (1)	5.1	4.6	4.8	4.9	5.0	1.5
Prepay (1)	4.3	3.9	4.1	4.2	4.3	4.8
Contract (2)	20.0	20.0	19.5	19.4	19.4	1.4
Data ARPU (EUR) (1)	1.6	1.3	1.4	1.4	1.4	(10.7)
% non-SMS over data revenues	56.5%	65.4%	66.8%	67.9%	69.3%	12.7 p.p.
Churn (1)	2.9%	5.7%	4.3%	4.0%	3.9%	1.0 p.p.
Contract (2)	1.6%	1.1%	1.3%	1.4%	1.4%	(0.2 p.p. )

VENEZUELA Y CENTROAMÉRICA (3)
Voice Traffic (Million minutes)	32,304	9,173	18,435	27,848	37,475	16.0
Data traffic (TB)	28,981	9,993	20,427	32,274	45,675	57.6
ARPU (EUR) (4) (5)	11.6	8.3	8.5	8.8	4.2	25.3
Prepay (5)	9.7	6.9	7.0	7.2	3.4	24.1
Contract (2)	29.9	21.5	23.6	24.2	11.8	29.3
Data ARPU (EUR) (5) (6)	4.5	3.2	3.3	3.5	1.5	31.0
% non-SMS over data revenues	64.0%	70.9%	72.5%	74.6%	76.1%	12.3 p.p.
Churn (5)	2.7%	2.6%	2.7%	2.9%	3.3%	0.6 p.p.
Contract (2)	1.1%	1.1%	1.1%	1.2%	1.2%	0.1 p.p.

ECUADOR
Voice Traffic (Million minutes)	4,482	1,175	2,378	3,589	4,790	7.0
Data traffic (TB)	4,024	1,142	2,366	3,680	5,165	28.4
ARPU (EUR)	7.3	6.8	6.9	7.0	7.2	(1.2)
Prepay	4.3	4.0	3.9	4.0	4.1	(6.0)
Contract (2)	23.3	21.1	21.7	21.7	21.9	(6.0)
Data ARPU (EUR)	2.3	2.3	2.3	2.3	2.4	2.9
% non-SMS over data revenues	74.4%	76.8%	77.7%	78.0%	78.6%	4.2 p.p.
Churn	3.1%	2.5%	2.6%	3.0%	3.0%	(0.0 p.p. )
Contract (2)	1.2%	1.3%	1.3%	1.3%	1.4%	0.2 p.p.

URUGUAY
Voice Traffic (Million minutes)	3,440	850	1,695	2,557	3,421	(0.5)
Data traffic (TB)	3,179	1,045	2,163	3,482	4,981	56.7
ARPU (EUR)	10.6	9.5	9.3	9.2	9.4	0.6
Prepay	5.3	4.6	4.4	4.4	4.4	(5.4)
Contract (2)	23.4	20.8	20.4	20.5	20.8	1.2
Data ARPU (EUR)	4.2	3.9	3.8	3.9	4.0	7.2
% non-SMS over data revenues	45.2%	51.5%	52.7%	54.0%	55.7%	10.4 p.p.
Churn	1.9%	1.9%	1.7%	1.6%	1.6%	(0.3 p.p. )
Contract (2)	0.7%	0.6%	0.6%	0.7%	0.7%	0.0 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.
(6)	Does not include hyperinflation adjustment.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA

Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0

TELEFÓNICA UK	100.0

TELEFÓNICA DEUTSCHLAND (1)	62.4

TELEFÓNICA BRASIL	74.0

TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES

Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco SpA (2)	66.0
DTS, Distribuidora de Televisión Digital	44.0
China Unicom (3)	2.5
BBVA	0.7

(1)	As 1 October 2014 the acquisition of E-Plus by Telefónica Deutschland was completed. At the closing of the transaction the stake of Telefónica over Telefónica Deutschland stood at 62.4%.
(2)	66.0% of economic rights.
(3)	As of 10 November 2014 Telefónica has proceeded to the sale of 2.5 % of the share capital of China Unicom, being reduced this stake to 2.51%.

ADDENDA

Changes to the Perimeter

During 2014 the main changes in the perimeter of consolidation were as follows:

•	At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger of Telco, S.p.A. on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to Anatel in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset.

•	In November 2014 Telefónica sold shares representing 2.5% of the share capital of China Unicom. Telefónica continues to hold a 2.51% stake in this company, which has been reclassified as a financial asset held for sale.

•	On 1 October 2014 Telefónica Deutschland completed the acquisition of E-Plus, which is fully consolidated within the Telefónica Group from that date.

•	On 15 July 2014, the sale of 100% of the stake in Telefónica Ireland was completed, once the pertinent regulatory authorisations were obtained, being removed from the consolidation perimeter from 1 July 2014.

•	On 4 July 2014, Telefónica completed the acquisition of 22% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) from Mediaset España Comunicación, S.A. This acquisition increases the stake of Telefónica Group in DTS to 44%.

•	On 28 January 2014, the sale of 65.9% of the share capital in Telefónica Czech Republic was completed, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from 1 January 2014. Subsequently, Telefónica sold the remaining 4.9% stake in this company (renamed O2 Czech Republic, a.s. from 21 June 2014).

DISCLAIMER

THIS DOCUMENT IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES, AND ANY SECURITIES REFERENCED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ANY PUBLIC OFFERING OF THE SECURITIES REFERENCED HEREIN IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS CONTAINING DETAILED INFORMATION REGARDING TELEFÓNICA, S.A. AND ITS MANAGEMENT, INCLUDING FINANCIAL STATEMENTS.

This document contains statements that constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 about Telefónica Group (going forward, “the Company” or Telefónica). The forward-looking statements in this document can be identified, in some instances, by the use of words such as “will,” “shall,” “target”, “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements include statements regarding our intent, belief or current expectations with respect to, among other things: the effect on our results of operations of competition in telecommunications markets; trends affecting our business financial condition, results of operations or cash flows; acquisitions, investments or divestments which we may make in the future; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our strategic partnerships; and the potential for growth and competition in current and anticipated areas of our business.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to: changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services; exposure to currency exchange rates, interest rates or credit risk related to our treasury investments or in some of our financial transactions; existing or worsening conditions in the international financial markets; the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity; compliance with anti-corruption laws and regulations and economic sanctions programs; customers’ perceptions of services offered by us; the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes; failure of suppliers to provide necessary equipment and services on a timely basis; the impact of unanticipated network interruptions including due to cyber-security actions; the effect of reports suggesting that electromagnetic fields may cause health problems; the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment; potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and the outcome of pending or future litigation or other legal proceedings.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación, s/n

28050 Madrid (España)

Tel: +34 91 482 87 00

Fax: +34 91 482 85 99

        Pablo Eguirón (pablo.eguiron@telefonica.com)

        Isabel Beltrán (i.beltran@telefonica.com)

        Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

        ir@telefonica.com

        www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 25th, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer